Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 23, 2022

DATED AS OF MAY 12, 2022

ORLA MINING LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Corporation”) will be held via conference call and via live webcast on the 23rd day of June, 2022, at 8:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2021, together with the report of the auditor thereon;

(b)	to elect directors of the Corporation for the ensuing year;

(c)	to appoint Ernst & Young LLP as auditor of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(d)	to consider and approve an ordinary resolution to ratify, confirm and approve the Amended and Restated By-Law No. 1 of the Corporation, which includes advance notice provisions relating to the nomination of directors and the modernization of various other provisions, as more fully described in the accompanying management information circular (the “Circular”); and

(e)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This year, to proactively deal with the public health impact of the novel coronavirus (“COVID-19”) pandemic, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our annual and special meeting in a virtual only format, which will be conducted via conference call and via live webcast as follows:

877-407-6184 (toll free)
https://services.choruscall.com/mediaframe/webcast.html?webcastid=AL3u2H4Z

Only registered Shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via conference call. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate and vote at the Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting via webcast will not be able to vote on matters put before the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting (i) via conference call will be able to listen to the Meeting, ask questions and vote, all in real time, and (ii) via webcast will be able to listen to the Meeting and ask questions, all in real time, in each case provided they are connected to the call and comply with all of the requirements set out in the Circular. Non-registered Shareholders (being Shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting via conference call or webcast as guests, but guests will not be able to vote, ask questions or otherwise participate at the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set forth in the Circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

Registered Shareholders are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Computershare Investor Services Inc., Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, registered shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. In each case, proxies must be received not later than 8:00 a.m. (Vancouver time) on June 21, 2022, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you will not be able to vote, ask questions or otherwise participate at the Meeting.

A Shareholder who wishes to appoint a person other than the proxyholders identified on the form of proxy or voting instruction form (including a non-registered Shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting via conference call) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form accompanying this Notice of Meeting. These instructions include the additional step of registering such proxyholder with the transfer agent, Computershare Investor Services Inc. (“Computershare”), after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a passcode, which is used for the conference call dial-in and is required to vote at the Meeting. Without a passcode, such proxyholder will only be able to attend the Meeting as a guest. Non-registered Shareholders located in the United States must also provide Computershare with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

The Corporation reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Corporation considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Corporation’s press releases as well as its website at www.orlamining.com for updated information. The Corporation advises you to check its website one week prior to the Meeting date for the most current information. The Corporation does not intend to prepare or mail an amended Circular in the event of changes to the Meeting format.

Please review the accompanying Circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

Dated May 12, 2022.

By Order of the Board of Directors

“Jason Simpson”
Jason Simpson President, Chief Executive Officer and Director

TABLE OF CONTENTS

General	2
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	3
Voting of Proxies	3
Non-Registered Holders	4
Voting at the Virtual Meeting	5
Appointment of a Third Party as Proxy	6
Record Date	7
Voting Shares	7
Quorum	7
Principal Shareholders	7
Interest of Certain Persons or Companies in Matters to be Acted Upon	8
Particulars of Matters to be Acted Upon at the Meeting	8
Financial Statements	8
Election of Directors	8
Appointment of Auditor	18
Ratification of Amended and Restated By-Law No. 1	18
Statement of Corporate Governance	21
Corporate Governance	21
Corporate Policies	28
Statement of Executive Compensation	35
2021 Executive Compensation Discussion and Analysis	35
Termination and Change of Control Benefits	46
Changes to 2022 Executive Compensation Program	48
Director Compensation	50
Securities Authorized for Issuance Under the Equity Compensation Plans	53
Indebtedness of Directors and Executive Officers	56
Interest of Informed Persons in Material Transactions	57
Other Business	57
SHAREHOLDER PROPOSALS	57
Additional Information	57
Approval of Directors	57
Schedule “A” BOARD MANDATE	A-1
Schedule “B” EQUITY COMPENSATION PLAN SUMMARIES	B-1
Schedule “C” AMENDED AND RESTATED BY-LAW NO. 1	C-1

MANAGEMENT INFORMATION CIRCULAR

General

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (“Management”) of Orla Mining Ltd. (the “Corporation” or “Orla”) of proxies to be used at the Corporation’s annual and special meeting of the holders (“Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held on June 23, 2022 (the “Meeting”) or at any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting (“Notice of Meeting”).

This year, in response to the novel coronavirus (“COVID-19”) pandemic, the Meeting will be held in a virtual only format, which will be conducted via conference call and live webcast. Shareholders and duly appointed proxyholders can attend the Meeting as follows:

877-407-6184 (toll free)
https://services.choruscall.com/mediaframe/webcast.html?webcastid=AL3u2H4Z

Only registered Shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via conference call. Once dialed in, instructions will be provided. Registered Shareholders and duly appointed proxyholders who participate at the Meeting via webcast will not be able to vote on matters put before the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting (i) via conference call will be able to listen to the Meeting, ask questions and vote, all in real time, and (ii) via webcast will be able to listen to the Meeting and ask questions, all in real time, in each case provided they are connected to the call and comply with all of the requirements set out in this Circular. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may attend the Meeting via conference call or webcast, see “Voting at the Virtual Meeting” below.

The Corporation reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 pandemic that the Corporation considers necessary or advisable including changing the time, date or location of the Meeting. The Corporation will notify Shareholders of any change without sending additional soliciting materials or updating proxy-related materials by:

•	issuing a news release announcing the change in the date, time or location;

•	filing the news release on SEDAR and EDGAR; and

•	informing all the parties involved in the proxy voting infrastructure (such as intermediaries, transfer agents, and proxy service providers) of the change.

The Corporation continues to closely monitor developments around the outbreak of COVID-19 and is taking every precaution to ensure the safety of its people and communities and is committed to keeping its Shareholders informed.

Except as otherwise indicated, the information contained in this Circular is stated as at May 12, 2022. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

Solicitation of Proxies

It is anticipated that the solicitations will be made primarily by mail in relation to the delivery of the Circular. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation. The Corporation has arranged for Intermediaries (as defined below) to forward the meeting materials to Non-Registered Shareholders (as defined below) and the Corporation will reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

This solicitation of proxies and voting instruction forms involves securities of a corporation located in Canada and is being effected in accordance with the applicable corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the applicable securities laws of Canada and the Toronto Stock Exchange (“TSX”) differ from the disclosure and proxy solicitation requirements under United States securities laws.

Appointment and Revocation of Proxies

The person(s) designated by Management in the enclosed form of proxy are directors and/or officers of the Corporation (the “Management Proxyholders”). Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than Management Proxyholders to represent the Shareholder at the Meeting or at any adjournment or postponement thereof. Such right may be exercised by striking out the names of the person(s) printed in the accompanying form of proxy and inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another suitable form of proxy and, in either case, delivering the completed and executed form of proxy as provided below.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to insert your own name in the blank space provided on the voting instruction form or form of proxy sent to you by your Intermediary, follow the applicable instructions provided by your Intermediary, AND register yourself as your proxyholder, as described below under the heading “Appointment of a Third Party as Proxy”.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the Management Proxyholders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any direction in the instrument of proxy, such Common Shares will be voted in favour of the matters set forth in the accompanying Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Circular, Management is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the Management Proxyholders will be voted on such matters pursuant to such discretionary authority.

Registered Shareholders

In the case of registered Shareholders (“Registered Shareholders”), the completed, signed and dated form of proxy should be sent in the addressed envelope enclosed to Computershare Investor Services Inc., Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Yl, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, Registered Shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. To be effective, a proxy must be received not later than 8:00 a.m. (Vancouver time) on June 21, 2022, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing, including another proxy bearing a later date, signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, to the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day preceding the day of the adjournment or postponement, or by dialing into the Meeting via conference call and accepting the terms and conditions (see “Voting at the Virtual Meeting” below). A Registered Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Non-Registered Holders

Only Registered Shareholders (or duly appointed proxyholders) are permitted to vote at the Meeting. However, in many cases, Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (a “Non-Registered Shareholder”), but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders maintained by the transfer agent.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as Non-Objecting Beneficial Owners (“NOBOs”). Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as Objecting Beneficial Owners (“OBOs”).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54- 101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders. The Corporation intends to pay for Intermediaries to deliver the Meeting Materials to OBOs.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with the Corporation’s registrar and transfer agent, Computershare, as provided above; or

(b)	be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”), which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of the Common Shares which they beneficially own. In addition, an Intermediary subject to the New York Stock Exchange rules and who has not received specific voting instructions from the Non-Registered Shareholder will not be able to vote the Common Shares on all or, as applicable, any matters at the Meeting. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Non-Registered Shareholders who wish to vote at the virtual Meeting must insert their own name in the blank space provided on the voting instruction form or form of proxy, follow the applicable instructions provided by the Intermediary AND register as your proxyholder, as described below under the heading “Appointment of a Third Party as Proxy”.

Voting at the Virtual Meeting

To proactively deal with the public health impact of COVID-19, the Corporation will hold its Meeting in a virtual only format, which will be conducted via conference call and live webcast. The Corporation believes that hosting a virtual meeting will increase participation by its Shareholders, as it will enable Shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

Only Registered Shareholders and duly appointed proxyholders may attend, ask questions and vote at the Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting (i) via conference call will be able to listen to the Meeting, ask questions and vote, all in real time, and (ii) via webcast will be able to listen to the Meeting and ask questions, all in real time, in each case provided they are connected to the call and comply with all of the requirements set out in this Circular. Registered Shareholders and duly appointed proxyholders who participate at the Meeting via webcast will not be able to vote on matters put before the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Meeting Materials. A Registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Common Shares voted at the Meeting via conference call, each Registered Shareholder or proxyholder will be required to enter their control number or other passcode prior to the start of the Meeting.

Non-Registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting, but will not be able to vote, ask questions or otherwise participate at the Meeting. This is because the transfer agent, Computershare, does not have a record of the Non-Registered Shareholders of and, as a result, will have no knowledge of shareholdings or entitlement to vote, unless the Non-Registered Shareholder appoints itself as proxyholder.

If you are a Non-Registered Shareholders and wish to vote at the Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary; and (ii) register with Computershare. See “Appointment of a Third Party as Proxy” below for additional information on how Non-Registered Shareholders can appoint themselves as proxyholder.

In order to streamline the Meeting process, the Corporation encourages Shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting Materials. Shareholders wishing to attend the Meeting may continue to do so as follows:

877-407-6184 (toll free)
https://services.choruscall.com/mediaframe/webcast.html?webcastid=AL3u2H4Z

Only Registered Shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via conference call. Once dialed in, instructions will be provided. Registered Shareholders and duly appointed proxyholders who participate at the Meeting via webcast will not be able to vote on matters put before the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular. If you attend the Meeting via conference call, it is important that you call in early and remain connected for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. The Meeting will begin promptly at 8:00 a.m. (Vancouver time) on June 23, 2022, unless otherwise adjourned or postponed. You should allow ample time for the check-in procedures prior to the start of the Meeting.

A summary of the information Shareholders will need to attend and vote at the virtual meeting is provided below.

•	Registered Shareholders must dial in prior to the start of the Meeting, and enter the control number located on the form of proxy.

•	Duly appointed proxyholders will obtain from Computershare a passcode after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

•	Guests, including Non-Registered Shareholders who have not duly appointed themselves as proxyholder can listen to the Meeting, but will not be able to vote, ask questions or otherwise participate at the Meeting. Log in online or dial-in via conference call, and then complete the registration.

If you are using a control number or passcode to log into the Meeting via conference call and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies: (i) do not accept the terms and conditions, in which case you can only enter the Meeting as a guest; or (ii) join the Meeting via webcast, in which case you will be able to listen to the Meeting and ask questions, but will not be able to vote.

Appointment of a Third Party as Proxy

The following applies to Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, ask questions and vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy or voting instruction form (if applicable) prior to registering the proxyholder. Registering the proxyholder is an additional step once the holder has submitted its proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/OrlaMining by 8:00 a.m. (Vancouver time) on June 21, 2022 and provide Computershare with the proxyholder’s contact information, so that Computershare may provide the proxyholder with a passcode via email. Without a passcode, proxyholders will not be able to vote at the Meeting.

United States Non-Registered Shareholders: To attend and vote at the Meeting via conference call, holders must first obtain a valid legal proxy from its broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from the broker or bank included with the Meeting Materials, or contact the broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from the broker, bank or other agent, to then register to attend the Meeting, holders must submit a copy of its legal proxy to Computershare. Requests for registration should be directed to: Computershare Investor Services Inc., 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1 OR Email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 8:00 a.m. (Vancouver time) on June 21, 2022. Holders will receive a confirmation of registration by email. You may attend the Meeting and vote during the virtual Meeting via conference call. Please note that such holders are required to register the appointment at www.computershare.com/OrlaMining.

Record Date

The board of directors of the Corporation (the “Board”) has fixed May 12, 2022 (the “Record Date”) as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Corporation or its transfer agent will prepare a list of holders of Common Shares on the Record Date. Each Shareholder named in the list or such Shareholder’s proxy will be entitled to vote the Common Shares shown opposite such Shareholder’s name on the list at the Meeting.

Voting Shares

The authorized voting securities of the Corporation consist of an unlimited number of Common Shares. As at Record Date, the Corporation had 252,194,718 Common Shares outstanding, each carrying the right to one vote. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

Quorum

A quorum will be present at the Meeting if there are at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Common Shares.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, as at the Record Date, no person beneficially owned, controlled or directed, directly or indirectly, more than 10% of the voting rights attached to the outstanding Common Shares except the following:

Shareholder	Number of Common Shares		% of Outstanding Common Shares
Newmont Corporation (“Newmont”)	41,138,141		16.3%
Agnico Eagle Mines Limited (“Agnico Eagle”)	21,928,085	(1)	8.7%
Pierre Lassonde	30,400,763	(2)	12.1%

Notes:

(1)	Agnico Eagle also holds warrants to purchase 10,400,000 Common Shares, which upon exercise and together with its Common Shares represents approximately 12.3% of the Common Shares on a partially-diluted basis.
(2)	Mr. Lassonde also holds warrants to purchase 8,140,000 Common Shares, which upon exercise and together with his Common Shares represents approximately 14.8% of the Common Shares on a partially-diluted basis.

Interest of Certain Persons or Companies in Matters
to be Acted Upon

Other than as disclosed herein, no: (i) director or executive officer of the Corporation at any time since the beginning of the last completed financial year; (ii) proposed nominee for election as a director; or (iii) any associate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Particulars of Matters to be Acted Upon at the Meeting

Financial Statements

The audited consolidated financial statements for the financial year ended December 31, 2021 and the report of the auditor thereon will be placed before the shareholders at the Meeting, but no vote thereon is required. These documents are available upon request or they can be found under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or on its website at www.orlamining.com.

Election of Directors

The Corporation’s Articles of Arrangement (the “Articles”) provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of nine directors and the term of office of each of the present directors expires at the close of the Meeting. The Board has fixed the size of the Board for election at the Meeting at eight directors. At the Meeting, the eight persons set out below will be proposed for election as directors of the Corporation (the “Nominees”). Each of the Nominees is currently a director, other than Tamara Brown and Scott Langley. Each director elected will hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

The Board recommends that Shareholders vote FOR the election of each of the Nominees. Unless authority is withheld, the Management Proxyholders intend to vote FOR the election of each of the Nominees.

The Corporation has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of directors. Pursuant to the Majority Voting Policy, each director must be individually elected by a majority (50%+1) of the votes cast with respect to his/her election, other than at contested meetings. If the votes in favour of the election of a director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within ninety days following the applicable meeting, the Board shall conclude its deliberations and make a determination as to whether or not to accept the resignation; however, as mandated in the TSX guidelines, the Board shall accept the resignation absent exceptional circumstances. Following the Board’s determination, the Board will publicly disclose their decision, including, if applicable, the reasons for not accepting the resignation. A director who tenders a resignation pursuant to the Majority Voting Policy shall not be permitted to participate in any meetings of the Board or any sub-committee of the Board at which his/her election as a director is being considered.

The following tables set forth information with respect to each Nominee and is based upon information furnished by the respective proposed Nominee. Except as indicated below, each of the proposed Nominees has held the principal occupation shown beside the Nominee’s name in the table below or another executive office with the same or a related company, for the last five years.

CHARLES JEANNES

Nevada, USA
Age, 63
Director since June 2017
Independent

Principal Occupation
Corporate Director

Board and Board Committees	2021 Meeting Attendance
Board of Directors (Chair)	100%
Human Resources and Compensation Committee	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%

Securities Holdings as at May 12, 2022
Common Shares	Options	Warrants	DSUs	Ownership Requirement
3,175,100(1)	446,810	720,000	192,859	Satisfied

Other Board Memberships
Pan American Silver Corp. (Director)
Wheaton Precious Metals Corp. (Director)

Mr. Jeannes joined the Board in June 2017. Mr. Jeannes served as President and Chief Executive Officer of Goldcorp Inc. (“Goldcorp”) from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. From January 2017 to February 2019, Mr. Jeannes served as Director of Tahoe Resources Inc. Following the acquisition of Tahoe Resources Inc. by Pan American Silver Corp., Mr. Jeannes was appointed as a Director of Pan American Silver Corp. He is also a Director of Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a University of Nevada, Reno (“UNR”) Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

Historical Voting Results
Year	For	Withheld
2021	90.75%	9.25%
2020	98.82%	1.18%
2019	99.73%	0.27%

Skills & Experience

•	Executive Leadership
•	Mergers and Acquisitions
•	Capital Markets
•	Corporate Governance
•	Legal

Note:

(1)	In addition, Mr. Jeannes is entitled to 500,000 Bonus Shares (as defined herein). The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director following June 18, 2020. See “Statement of Executive Compensation – Director Compensation”.

JASON SIMPSON

Ontario, Canada
Age, 49
Director since November 2018
Not independent

Principal Occupation
President, Chief Executive Officer and Director of the Corporation

Board and Board Committees	2021 Meeting Attendance
Board of Directors	100%
Environmental, Sustainability, Health and Safety Committee	100%

Securities Holdings as at May 12, 2022
Common Shares	Options	RSUs	Ownership Requirement
1,312,036	1,478,610	204,681	Satisfied

Other Board Memberships
None

Mr. Simpson was appointed the Corporation’s President and Chief Executive Officer effective November 12, 2018. In addition to the role of President and CEO, Mr. Simpson also serves as a director of the Corporation. Mr. Simpson is a mining executive with over 24 years of experience in operations leadership, mining engineering and project construction. Most recently, he was Chief Operating Officer of Torex Gold Resources (“Torex”) where, over his nearly 6-year tenure, he oversaw the successful construction and operation of the ELG Mine in Mexico. Prior to Torex, Mr. Simpson spent 11 years at Vale in various roles of increasing responsibility ending his tenure as General Manager of the Labrador Operations (Voisey’s Bay) in 2013. Mr. Simpson also worked at McIntosh Redpath Engineering on mining studies for companies including Barrick, Freeport McMoran, CVRD, Rio Tinto and Falconbridge, among others, where he gained global multi-commodity experience and perspective. Mr. Simpson holds dual degrees in Mining Engineering from the Technical University of Nova Scotia and in Physics from Dalhousie University.

Historical Voting Results
Year	For	Withheld
2021	97.64%	2.36%
2020	98.88%	1.12%
2019	99.73%	0.27%

Skills & Experience

•	Executive Leadership
•	Mine Operations
•	Project Development
•	Environment/Health/Safety and Corporate Social Responsibility

JEAN ROBITAILLE

Ontario, Canada
Age, 60
Director since December 2016
Independent

Principal Occupation
Executive Vice-President, Chief Strategy & Technology Officer at Agnico Eagle

Board and Board Committees	2021 Meeting Attendance
Board of Directors	100%
Compensation Committee	100%
Environmental, Sustainability, Heath and Safety Committee	100%

Securities Holdings as at May 12, 2022
Common Shares	Options	DSUs	Ownership Requirement
2,524,450	326,399	97,683	Satisfied

Other Board Memberships
None

Mr. Robitaille joined the Board in December 2016, upon closing of the Corporation’s acquisition of Pershimco Resources Inc. Mr. Robitaille is Executive Vice-President, Chief Strategy & Technology Officer at Agnico Eagle. Prior to this nomination and since 1988, he served Agnico Eagle in various senior executive roles for Corporate Development, Business Strategy, Technical Services, Project Development and Operations. Before joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group and served as a Director of Pershimco Resources Inc. (2011 to 2016). Mr. Robitaille is a mining graduate of the College de l’Abitibi Témiscamingue with a specialty in mineral processing.

Historical Voting Results
Year	For	Withheld
2021	93.57%	6.43%
2020	98.82%	1.18%
2019	99.99%	0.01%

Skills & Experience

•	Executive Leadership & Strategy
•	Mergers & Acquisitions
•	Mine Operations
•	Project Development
•	Metallurgy
•	Environment/Health/Safety and Corporate social responsibility

TIM HALDANE

Arizona, USA
Age, 65
Director since June 2017
Independent

Principal Occupation
Mining professional/Corporate Director

Board and Board Committees	2021 Meeting Attendance
Board of Directors	100%
Environmental, Sustainability, Heath and Safety Committee (Chair)	100%

Securities Holdings as at May 12, 2022
Common Shares	Options	Warrants	DSUs	Ownership Requirement
117,750	542,322	Nil	104,759	Satisfied

Other Board Memberships
None

Mr. Haldane joined the Board in June 2017. Mr. Haldane is a mining professional with 40 years of operating and project development experience including 15 years in Mexico. Mr. Haldane most recently held the position of Senior Vice President of Operations - USA & Latin America at Agnico Eagle from 2014 until February 2017. Mr. Haldane holds a B.S. in Metallurgical Engineering from Montana Tech and is a Registered Professional Engineer.

Historical Voting Results
Year	For	Withheld
2021	99.80%	0.20%
2020	99.99%	0.01%
2019	99.73%	0.27%

Skills & Experience

•	Mine Operation
•	Project Development
•	Mergers and Acquisitions
•	Capital Markets
•	Environment/Health/Safety and Corporate social responsibility

DAVID STEPHENS

Alberta, Canada
Age, 40
Director since March 2018
Independent

Principal Occupation
Partner at Agentis Capital Mining Partners, Head of Engineering at Vrify Technology Inc.

Board and Board Committees	2021 Meeting Attendance
Board of Directors	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%

Securities Holdings as at May 12, 2022
Common Shares	Options	Warrants	DSUs	Ownership Requirement
12,500	197,859	65,000	84,806	Satisfied

Other Board Memberships
None

Mr. Stephens is a partner at Agentis Capital Mining Partners, which provides capital markets advisory services and is Head of Engineering at Vrify Technology Inc., a mining investment technology company. Mr. Stephens also provides consulting services in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

Historical Voting Results
Year	For	Withheld
2021	93.37%	6.63%
2020	98.82%	1.18%
2019	99.73%	0.27%

Skills & Experience

•	Mergers and Acquisitions
•	Capital Markets
•	Corporate Finance

ELIZABETH McGREGOR

British Columbia, Canada
Age, 45
Director since June 2019
Independent

Principal Occupation
Finance professional/Corporate Director

Board and Board Committees	2021 Meeting Attendance
Board of Directors	100%
Audit Committee (Chair)	100%
Human Resources and Compensation Committee	100%

Securities Holdings as at May 12, 2022
Common Shares	Options	Warrants	DSUs	Ownership Requirement
24,400	183,621	65,000	68,020	Satisfied

Other Board Memberships
Kinross Gold Corporation (Director)
Infield Minerals Corp. (Director)

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

Historical Voting Results
Year	For	Withheld
2021	95.44%	4.56%
2020	98.84%	1.16%
2019	99.99%	0.01%

Skills & Experience

•	Executive Leadership
•	Accounting, Audit, Risk
•	Corporate Finance
•	Capital Markets
•	Corporate Governance

TAMARA BROWN

Toronto, Ontario
Age, 49
New Nominee as Director
Independent

Principal Occupation
Corporate Director

Board and Board Committees	2021 Meeting Attendance
N/A	N/A

Securities Holdings as at May 12, 2022
Common Shares	Options	Warrants	DSUs	Ownership Requirement
NIL	NIL	NIL	NIL	N/A

Other Board Memberships
Titan Minerals Ltd. (Director)
Superior Gold Inc. (Director)

Ms. Brown is a mining industry professional with over 25 years of experience in the mining and capital markets sectors. Most recently she was the Interim CEO of Superior Gold Inc. from 2020 to 2021. Ms. Brown is currently an Independent Director of Superior Gold Inc. (TSX) and Titan Minerals Ltd. (ASX) and was previously a Non-Executive Director for Lundin Gold Inc. and Eastmain Resources Inc. Her previous executive roles include Vice President, Investor Relations and Corporate Development (Americas) for Newcrest Mining, Vice President, Corporate Development and Investor Relations for Primero Mining Corp., and Director of Investor Relations for IAMGOLD Corp. Ms. Brown was also a professional engineer in the mining industry and partner of a boutique investment banking firm. She has a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University.

Historical Voting Results
Year	For	Withheld
2021	N/A	N/A
2020	N/A	N/A
2019	N/A	N/A

Skills & Experience

•	Executive Leadership
•	Mergers and Acquisitions
•	Capital Markets
•	Corporate Governance

SCOTT LANGLEY (1)

Toronto, Ontario
Age, 47
New Nominee as Director
Not independent

Principal Occupation
Vice President, Corporate Development, Newmont Corporation

Board and Board Committees	2021 Meeting Attendance
N/A	N/A

Securities Holdings as at May 12, 2022
Common Shares	Options	Warrants	DSUs	Ownership Requirement(1)
NIL	NIL	NIL	NIL	N/A

Other Board Memberships
None

Mr. Langley is Vice President, Corporate Development at Newmont. Prior to joining Newmont in 2022, he spent over 15 years working in investment banking, at both National Bank Financial and Bank of America, and was most recently Managing Director, Head of North American Metals & Mining for Bank of America. Mr. Langley has worked on numerous equity and debt capital markets transactions as well as M&A transactions, including acting as financial advisor to Agnico Eagle on its 2021 merger transaction with Kirkland Lake Gold. Mr. Langley holds a Masters of Business Administration from The Richard Ivey School of Business, and a Bachelor of Commerce from Queens University.

Historical Voting Results
Year	For	Withheld
2021	N/A	N/A
2020	N/A	N/A
2019	N/A	N/A

Skills & Experience

•	Mergers and Acquisitions
•	Capital Markets

Notes:

(1)	Mr. Langley is the director nominee of Newmont. See “Investor Rights Agreement” below. Accordingly, Mr. Langley will waive his annual base retainer and will not be subject to share ownership requirements.

Cease Trade Orders, Bankruptcies, Penalties or Sanction

No director or proposed director of the Corporation is, as at the date of this Circular, or has been, within the 10 years preceding the date of this Circular, a director, chief executive officer and chief financial officer of any company (including the Corporation) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (each, an “Order”);

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

(c)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or proposed director.

To the knowledge of the Corporation, as of the date hereof, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Investor Rights Agreements

In accordance with the terms of the investor rights agreement dated November 7, 2017 between Goldcorp (now Newmont) and Orla (the “Newmont Agreement”), Newmont has, among other rights, the right to nominate an individual for election to the Board. In the event the number of directors on the Board is increased to more than ten directors, Newmont shall be entitled to designate an additional nominee, provided that at the time of such increase in the size of the Board it holds at least 10% of the Common Shares. Newmont’s current nominee to the Board is Eric Colby, whose term of office will expire at the close of the Meeting. Newmont has selected Scott Langley as its new nominee to the Board and Mr. Langley is proposed for election as a director at the Meeting.

Under the terms of the Newmont Agreement, Newmont has agreed to vote its Common Shares in accordance with the recommendations of the Board or Management on all matters to be submitted to Shareholders, including for the Management nominee’s for directors, except in the case of voting in respect of: (i) any issuer bid, insider bid, related party transaction or business combination; (ii) any amendment to the constating documents of the Corporation, other than immaterial or administrative changes; (iii) any matter in relation to which a recognized proxy advisor is recommending against Management or the Board on any resolution for Shareholders; (iv) any disposition of assets for consideration equal or greater than 50% of the market capitalization immediately prior to the entering into of such transaction; (v) any proposed distribution of securities where the number of Common Shares issued or issuable thereunder is greater than 25% of the Common Shares which are outstanding prior to closing; and (vi) in any circumstances where the Corporation or its directors or officers are not in compliance with the Newmont Agreement or applicable laws, in which case Newmont is entitled to vote its Common Shares in its discretion (the “Exceptions”). Any nominee of Newmont on the Board will not be required to vote in accordance with the recommendations of the Board and Management but will exercise his or her fiduciary responsibilities as a director by voting as he or she sees fit.

Pursuant to the Newmont Agreement, Newmont has been granted certain participation rights to maintain its pro rata interest in future offerings.

Similarly, in accordance with an amended and restated investor rights agreement dated December 17, 2019 between Agnico Eagle (the “Agnico Agreement”) and the Corporation, Agnico Eagle has, among other rights, the right to nominate an individual for election to the Board, provided it holds at least 5% of the Common Shares. As of the date hereof, Agnico Eagle has not exercised its right to nominate an individual for election to the Board.

Pursuant to the Agnico Agreement, Agnico Eagle has been granted certain participation rights to maintain its pro rata interest in future offerings.

Appointment of Auditor

On March 25, 2020, Ernst & Young LLP (“Ernst & Young”) was appointed as the auditor of Orla, to replace Davidson & Company LLP, Chartered Professional Accountants, which appointment was last approved by Shareholders at the annual general meeting held on May 14, 2021. At the Meeting, Management is recommending the re-appointment of Ernst & Young as auditor for the Corporation, to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the Board.

To be effective, the resolution to re-appoint Ernst & Young must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

The Board recommends that Shareholders vote FOR the re-appointment of Ernst & Young. Unless authority is withheld, the Management Proxyholders intend to vote FOR the re-appointment of Ernst & Young as the auditor of the Corporation to hold office until the next annual general meeting of Shareholders or until a successor is appointed and the Board is authorized to fix their remuneration.

Ratification of Amended and Restated By-Law No. 1

In 2022, the Corporation completed a review of its existing By-Law No. 1 (the “Old By-Laws”) in light of technological developments and evolving corporate governance practices. As a result of this review, the Corporation determined that it would be in the best interest of the Corporation to amend and restate the Old By-Laws with the Amended and Restated By-Law No. 1 (the “New A&R By-Laws”).

On May 12, 2022, the Board approved the adoption of the New A&R By-Laws and the repeal of the Old By-Laws. The New A&R By-Laws became effective upon being approved by the Board; however, under the CBCA, the Board is required to submit the New A&R By-Laws to the Shareholders at the next meeting of Shareholders, at which time the Shareholders may confirm, reject or amend the By-Law Amendments, subject to confirmation by Shareholders at the Meeting.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution to confirm, ratify and approve the repeal of the Old By-Laws and to confirm, ratify and approve the New A&R By-Laws. If the New A&R By-Laws are not approved by ordinary resolution at the Meeting, the New A&R By-Laws will be of no force and effect and the Corporation will continue to be governed by the Old By-Laws.

A blackline showing the New A&R By-Laws compared to the Old By-Laws is attached as Schedule C to this Circular and the full text of the New A&R By-Laws is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In addition to various non-material “housekeeping” amendments, the following is a summary of the principal amendments contemplated by the New A&R By-Laws.

Principal Amendments	New A&R By- Laws Reference

Advance Notice

The New A&R By-Laws contain advance notice provisions (the “Advance Notice Provisions”) regarding director elections, which establish a framework for advance notice of nominations of directors by Shareholders of the Corporation.

Part 4

Principal Amendments	New A&R By- Laws Reference

The Advance Notice Provisions are intended to:

•      Facilitate an orderly and efficient annual general or special meeting process.

•      Ensure that all Shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees.

•      Allow Shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

Pursuant to the Advance Notice Provisions, advance notice in proper written form is required to be given to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders, as follows.

•      In the case of an annual meeting of Shareholders, notice to the Corporation must be made not less than 30 days prior to the date of the annual meeting. However, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made (such date being the “Notice Date”), notice may be made not later than the close of business on the 10th day following the Notice Date.

•      In the case of a special meeting of Shareholders (which is not also an annual meeting) notice to the Corporation must be made not later than the close of business on the 15th day following the Notice Date.

Notwithstanding the foregoing, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting of Shareholders, and the Notice Date is not less than 50 days before the date of the applicable meeting, the notice to the Corporation must be made not less than 40 days prior to the date of the applicable meeting.

The Board may, in its sole discretion, waive any or all requirements of the Advance Notice Provisions. The Board has waived the requirements of the Advance Notice Provisions in respect of nominees for the Meeting in order to allow Shareholders to review and vote on such provisions prior to their application.

Modernization and Incorporation of Current Technology

Given the advancement of technology, communication and evolving corporate practices, the Corporation determined that its by-laws should be updated and modernized in a number of ways, including:

•      Allowing contracts, documents and instruments to be signed by electronic signature and in counterparts.

•      Clarifying that records of the Corporation may be held via electronic means.

•      Clarifying that the Corporation may hold director and Shareholder meetings virtually and providing for electronic voting at such meetings.

•      Allowing the Corporation to hold Shareholder meetings outside Canada if such place is specified in the Articles or all Shareholders agree that the meeting is to be held in such place.

•      Setting out contemporary methods of providing notice to directors, Shareholders and others and providing that any waiver or abridgement of notice under the by-laws may be provided by electronic means.

•      Providing the Board with flexibility to approve modern payment methods for dividends and other distributions to Shareholders, instead of restricting the payment method to cheque only, as currently set out in the Old By-Laws.

Sections 2.02, 2.05, 5.01, 5.02, 5.04, 10.02, 11.03, 11.04, 11.19, 11.20, 11.21, 12.01, 12.09 and 13.01

Principal Amendments	New A&R By- Laws Reference

Additional Updates

The New A&R By-Laws also include various other updates, as follows:

•      Codifying the Corporation’s ability under the CBCA to borrow money and grant security.

•      Updating certain provisions relating to the protection of directors and officers to be in line with the associated corporate law requirements and clarifying the application of certain of these provisions.

•      Clarifying the requirements for directors and officers to declare their interest in any material contract or transaction.

•      Providing that dividends or other distributions do not bear interest as against the Corporation and if not claimed within one year, may be invested or otherwise made use of by the Board for the benefit of the Corporation. As with the Old By-Laws, the New A&R By-Laws provide that dividends or other distributions that are unclaimed after a period of six years will be forfeited to the Corporation.

•      Removing certain provisions regarding timing requirements for meetings of Shareholders that unnecessary duplicate CBCA requirements to avoid the need to further amend the by-laws should the underlying statutory provisions be amended.

•      Clarifying that Shareholder proposals must comply with the requirements of the CBCA and the New A&R By-Laws (including the Advance Notice Provisions) in order to be considered at a meeting of Shareholders.

•       Under the New A&R By-Laws, if any notice given to a Shareholder is returned on two consecutive occasions because he or she cannot be found, the Corporation will not be required to give any further notices to such Shareholder until he or she informs the Corporation in writing of his or her new address. The Old By-Laws required notices to be returned on three consecutive occasions.

Sections 2.10 8.01, 8.04, 10.05, 11.01, 11.06, 11.07, 11.08, 11.10 and 12.06

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass the following ordinary resolution, with or without variation (the “By-Law Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Corporation’s shareholders, that:

(a)	The Amended and Restated By-Law No. 1, in the form set out in Schedule C to the management information circular dated May 12, 2022 of the Corporation, as previously adopted by the board of directors of the Company on May 12, 2022, is ratified, confirmed and approved;

(b)	the repeal of all previous by-laws of the Corporation by the board of directors of the Company on May 12, 2022, is hereby ratified, approved and confirmed; and

(c)	Any director or officer of the Corporation is authorized and directed to do all things and to execute and deliver or to cause to be executed and delivered any documents considered to be necessary or desirable, in such director’s or officer’s sole discretion, to give effect to these resolutions.”

The Board recommends that Shareholders vote FOR the By-Law Resolution to approve the Amended and Restated By-Law No. 1. In order to be effective, the By-Law Resolution must be approved by not less than a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. Unless otherwise instructed, the Management Proxyholders intend to vote FOR the By-Law Resolution.

Statement of Corporate Governance

Corporate Governance

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees, Shareholders and other stakeholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed to enhance Shareholder value. The Corporation’s corporate governance practices are intended to comply with the applicable rules under applicable Canadian securities laws, the TSX and the NYSE American LLC (“NYSE American”). The Corporation continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, if appropriate. A list of ways in which the Corporation’s corporate governance practices differ from those required of U.S. domestic companies under the rules of the NYSE American can be found on the Corporation’s website at www.orlamining.com.

National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) have been adopted by the securities regulatory authorities in Canada. The Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. As required by the Governance Disclosure Rule and other applicable regulatory instruments, the following disclosure describes the Corporation’s corporate governance policies and initiatives.

The Corporation continually reviews and monitors developments in Canada with a view to further revising its governance policies and practices, as appropriate. Subsequent to the completion of the acquisition of Pershimco Resources Inc. in December 2016 (the “Pershimco Acquisition”), the Camino Rojo gold project in November 2017, the graduation to the TSX in November 2018 and the listing on the NYSE American in December 2020, the Corporation’s corporate governance practices and policies were reviewed and enhanced in order to ensure the Corporation was well situated with best practices in light of its stage of development. The Board continues to monitor such practices on an ongoing basis and, when necessary, will implement such additional practices as it deems appropriate.

The Board of Directors

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Corporate Governance & Nominating Committee, the Environmental, Sustainability, Health & Safety Committee and the Human Resources and Compensation Committee (also referred to herein as the “HRCC”). In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet Orla’s strategic objectives. A copy of the mandate of the Board is attached hereto as Schedule “A” and is available on the Corporation’s website at www.orlamining.com.

The Board is responsible for, among other things:

•	appointment of management, including the Chief Executive Officer and other senior officers, as well as the oversight of succession planning;

•	board organization, including managing its own affairs, composition, size, new candidates, committee appointments and committee mandates;

•	strategic planning, including developing, reviewing and approving the business objectives and goals of the Corporation, reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals, providing input to management on emerging trends and issues, and considering alternate strategies for possible change of control transactions;

•	monitoring financial performance and other financial reporting matters, including enhancing congruence between shareholder expectations, corporate objectives and management performance, monitoring progress toward strategic and operational goals, revising direction to management in light of changing circumstances, taking action when performance falls short of goals, reviewing and approving the financial statements and management’s discussion and analysis, as well as Orla’s management information circular and annual information form, and reviewing and approving transactions outside the ordinary course of business;

•	risk management, including identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to Orla’s shareholders;

•	environmental oversight, including ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws;

•	policies and procedures, including approving and monitoring compliance with all significant policies and procedures; and

•	communications and reporting, including overseeing the accurate reporting of the financial performance on a timely and regular basis, taking steps to enhance the timely disclosure of any other developments that have a significant and material impact, reporting annually to shareholders on its stewardship for the preceding year, and overseeing Orla’s implementation of systems to accommodate feedback from shareholders.

Meetings of the Board

The Board fulfills its mandate at regularly scheduled meetings or as required. The directors are kept informed of the Corporation’s operations at these meetings as well as through reports and discussions with Management throughout the year. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. The Board’s practice is that, at the end of each meeting of the Board, independent directors meet in the absence of Management and non-independent directors to hold an open and candid discussion. For the financial year ended December 31, 2021, all Board and committee meetings were accompanied by in-camera sessions where Management was not in attendance.

The majority of directors in office constitutes a quorum for the transaction of business and a quorum of directors may exercise all the powers of directors at a meeting. Directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting.

In certain circumstances, non-directors will be permitted to attend Board and committee meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair will determine non-director attendees for a meeting, and no non-directors will be permitted to table material at the Board meeting without the prior approval of the Chair (in the case of the Board) or committee chair (in the case of a committee of the Board).

Independence of the Board

The Governance Disclosure Rule defines an “independent” director with reference to the definition of independence under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), being a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of nine directors. The Board has determined that seven out of the nine current members are “independent” directors within the meaning of NI 52-110 and under the applicable rules of the NYSE American. Mr. Jason Simpson is not considered “independent” as a result of his role as an executive officer, and Mr. Eric Colby, Newmont’s director nominee, is not considered “independent” as a result of Orla’s transactional relationship with Newmont. Messrs. Charles Jeannes, Richard Hall, Jean Robitaille, Tim Haldane, George Albino and David Stephens and Ms. Elizabeth McGregor are each considered to be “independent” directors of the Corporation under NI 52-110 and under the applicable rules of the NYSE American.

In December 2019, the Corporation entered into loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a US$125 million project finance facility (“Facility”) for the development of the Camino Rojo Oxide Gold Project located in Zacatecas, Mexico. The Facility was arranged by Trinity Capital and included a large syndicate of 29 lenders led by Agnico-Eagle, Pierre Lassonde and Trinity Capital. The Corporation’s key objective with respect to the Facility was to align the interests of Shareholders and debtholders by building a syndicate of lenders that included some of the Corporation’s key Shareholders. All key decisions related to the Facility were managed by a group of lenders representing 75% of the syndicate (“Majority Lenders”). The Majority Lenders exercised influence and acted as representatives for the rest of the syndicate. Certain directors (Mr. Jeannes, Ms. McGregor and Mr. Stephens) participated in the Facility as minority lenders, were not part of the Majority Lenders and therefore acted as passive investors with no influence or control over the decisions made by the Majority Lenders on behalf of the syndicate as a whole. In aggregate, the participation of the directors represented 2% of the Facility and such participation is not considered material to the Facility or to the individual directors. The Facility, including the participation of Mr. Jeannes, Ms. McGregor and Mr. Stephens, was considered, and ultimately approved by the Board, other than the participating directors. The directors who participated as lenders declared and disclosed their interest in the Facility to the Board, and did not vote on the matter nor did they participate in the negotiation of the terms of the Facility. On April 28, 2022, the Corporation entered into a credit agreement with a syndicate of new lenders and the Facility was repaid in full in accordance with its terms. As a result, Mr. Jeannes, Ms. McGregor and Mr. Stephens ceased to be lenders to the Corporation. The Corporate Governance and Nominating Committee has considered Mr. Jeannes, Ms. McGregor and Mr. Stephens’ prior participation in the Facility and concluded that such participation did not and does not, in any way, result in a relationship with the Corporation that could reasonably be expected to impact such directors’ independent judgement or interfere with their objectivity.

In December 2020, the Corporation listed on the NYSE American. As part of the listing and application process, the Board and the Corporate Governance and Nominating Committee conducted a thorough review of the independence of each of its directors in accordance with the rules of the NYSE American and applicable U.S. securities laws, and concluded that all directors, with the exception of Messrs. Simpson and Colby, for the reasons stated above, were independent.

If the proposed Nominees put forth by Management are elected at the Meeting, the Board will be comprised of eight directors, six of whom (Messrs. Jeannes, Robitaille, Haldane, Stephens and Mses. McGregor and Brown) will be considered “independent” directors and two of whom (Messrs. Simpson and Langley) will not be considered “independent”. Mr. Simpson is not considered “independent” as a result of his role as an executive officer and Mr. Langley will not be considered “independent” as a result of Orla’s transactional relationship with Newmont.

To enhance its ability to act independent of Management, the members of the Board may meet in the absence of members of Management and the non-independent directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

Chair of the Board

The current Chair of the Board is Mr. Charles Jeannes. Mr. Jeannes is considered independent. The Chair’s role and responsibilities include providing leadership to the Board, assisting the Board in satisfying its oversight responsibilities, managing Board meetings, promoting the delivery of information to the directors of the Corporation on a timely basis such that directors are fully apprised of all matters which are material to directors, presiding over Shareholder meetings and such other functions as may be ancillary to the duties and responsibilities and as may be delegated to the Chair by the Board from time to time. The Role Statement for Non-Executive Chair is available on the Corporation’s website at www.orlamining.com.

Chief Executive Officer

The Chief Executive Officer of the Corporation is responsible for managing the business and affairs of the Corporation within the corporate policies and mandates and authority limitations established by the Board from time to time. The Role Statement for the Chief Executive Officer is available on the Corporation’s website at www.orlamining.com.

Other Reporting Issuer Directorships

The following table sets forth the directors of the Corporation who currently hold directorships in other reporting issuers:

Name	Name of Reporting Issuer	Exchange	Term
George Albino	Eldorado Gold Corp.	TSX, NYSE	2016 to Present
Charles Jeannes	Wheaton Precious Metals Corp.	TSX, NYSE	2016 to Present
	Pan American Silver Corp.	TSX, NASDAQ	2019 to Present
Elizabeth McGregor	Kinross Gold Corporation	TSX, NYSE	2019 to Present
	Infield Minerals Corp.	TSX-V	2021 to Present

Orientation and Continuing Education

Given the size and stage of the Corporation, the Board as a whole is responsible for ensuring that new directors are provided with an orientation program, which includes written information about the business, documents from recent Board meetings and governance policies.

In addition, directors are encouraged to visit and meet with Management on a regular basis and are provided the opportunity to independently consult with legal counsel to the Corporation to understand their legal obligations as directors.

The Corporation also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. To facilitate ongoing education, the Corporate Governance and Nominating Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange for directors to visit the Corporation’s development and operating sites; (c) encourage directors to attend seminars, industry conferences such as the Denver Gold Forum and the Prospectors and Developers Association of Canada (PDAC) conference, and other professional development events; and (d) encourage and facilitate presentations by outside experts to the Board and committees on matters of particular importance or emerging significance.

At each quarterly Board meeting, the Chief Financial Officer makes a presentation to the Board to provide a comprehensive overview of the Corporation’s financial performance, anticipated future financial results and market trends. In addition, together with legal counsel to the Corporation, the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee continually review the latest securities rules and policies and best practices in corporate governance. Any changes or new requirements will then be brought to the attention of the Corporation’s directors. Board members are encouraged to communicate with Management, auditors, legal counsel and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance; and to attend related industry seminars and visit the Corporation’s projects. Board members have full access to the Corporation’s records.

Ethical Business Conduct

The Board expects Management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.

Compliance with all applicable laws and regulations is essential to the conduct of the Corporation’s business and is the foundation on which the Corporation’s ethical standards are built. Employees, officers, the Board, consultants and contractors have a responsibility to meet and exceed the standards contemplated in the laws and regulations of each country in which the Corporation operates. If any such individual has any questions regarding the best course of action to take in a particular situation or suspects a possible violation of a law, regulation or of the Code, then such person should promptly contact the Chief Financial Officer who, depending on the issue raised will convey any concern to the Chair of the Audit Committee or to the Chief Executive Officer as the case may require. Every reasonable effort will be made to ensure the confidentiality of those furnishing information. Concerns which regard the Chief Financial Officer are to be addressed to the Chair of the Audit Committee. Orla encourages its representatives to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising legitimate concerns or questions regarding ethics matters or for reporting suspected violations in good faith.

The Corporation expects its representatives to take all responsible steps to prevent a violation of the Code. Any representative who observes or otherwise becomes aware of any illegal or unethical behaviour shall report the violation as soon as reasonably possible in accordance with the Corporation’s Whistleblower Policy. Representatives are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. Representatives may also contact a member of senior management or the Chair of the Audit Committee if appropriate. The Corporation has also put in place an independent and confidential alternative reporting channel. The Whistleblower Policy provides that concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints submitted hereunder, the Chair of the Audit Committee shall promptly investigate each matter so reported.

A copy of the Code and the Whistleblower Policy is available on the Corporation’s website at www.orlamining.com and a copy of the Code has also been filed on SEDAR and may be accessed under the Corporation’s profile at www.sedar.com and in the U.S. on EDGAR at www.sec.gov.

The Board monitors compliance with the Code and Management provides an annual report to the Board regarding issues, if any, arising under the Code and the Corporation’s corporate governance policies. The Board and Management are also required to review and certify that they have read the Code on an annual basis.

In addition, as some of the directors of the Corporation also serve as directors and officers of other companies engaged in similar activities, the Board must comply with the conflict of interest provisions of the CBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Each director is required to declare the nature and extent of his or her interest and is not entitled to vote at meetings which involve such conflict.

Human Resources and Compensation Committee

The HRCC is currently comprised of four independent directors, being Messrs. Hall (Chair), Robitaille and Jeannes and Ms. McGregor, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American.

The HRCC has adopted a written mandate and is responsible for the review and approval of the philosophy and design of the Corporation’s compensation programs and the compensation of the Corporation’s executives, members of the Board and employees and for submitting recommendations to the Board in this regard. In addition, the HRCC is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Corporation’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Corporation’s material compensation programs meet the Corporation’s principles, objectives and risk profile and do not encourage excessive risk taking.

See “Statement of Executive Compensation – Executive Compensation Discussion and Analysis” below for details regarding the Corporation’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Corporation’s executive compensation arrangements. During the financial year ended December 31, 2021, the HRCC met four times.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently comprised of four independent directors, being Messrs. Albino (Chair), Jeannes, Hall and Stephens, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American.

The Corporation’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance the Corporation’s performance, to monitor compliance to the Code, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing, evaluating and providing ongoing development for directors. The full text of the Corporate Governance and Nominating Committee’s charter is available on the Corporation’s website at www.orlamining.com. During the financial year ended December 31, 2021, the Corporate Governance and Nominating Committee met four times.

Audit Committee

The Audit Committee is currently comprised of four independent directors, being Ms. McGregor (Chair) and Messrs. Stephens, Jeannes and Albino. All members of the Audit Committee are considered to be (i) independent within the meaning of NI 52-110 and within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (ii) considered to be financially literate within the meaning of NI 52-110 and the applicable rules of the NYSE American. The Board has determined that each of Ms. McGregor and Messrs. Stephens, Jeannes and Albino is an “audit committee financial expert” within the meaning of the applicable U.S. securities laws.

The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks and the audit process, including the selection, oversight and compensation of the Corporation’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Corporation’s process for monitoring compliance with laws and regulations. In performing its duties, the Audit Committee maintains effective working relationships with the Board, Management and the external auditors and monitors the performance and independence of those auditors. The full text of the Audit Committee’s charter is available on the Corporation’s website at www.orlamining.com. During the financial year ended December 31, 2021, the Audit Committee met four times.

The following table describes the education and experience of each current Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Elizabeth McGregor:

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston, Canada.

David Stephens:

Mr. Stephens is a partner at Agentis Capital Mining Partners, which provides capital markets advisory services and is Head of Engineering at Vrify Technology Inc., a mining investment technology company. Mr. Stephens also provides consulting services in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

Charles Jeannes:

Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. From January 2017 to February 2019, Mr. Jeannes served as Director of Tahoe Resources Inc. He is currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a UNR Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

George Albino:

Dr. Albino, Ph.D. is a geologist and was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base metals and diamonds. He is also currently a Director of Eldorado Gold Corporation. Dr. Albino has a Ph.D. from The University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

The following table sets out the external auditor service fees paid in the 2021 and 2020 financial years:

	2021		2020
Audit Fees(1)	C$	418,100	C$	316,200
Audit-Related Fees(2)		Nil		Nil
Tax Fees(3)	C$	67,600		Nil
All Other Fees(4)		Nil	C$	1,000
Total:	C$	485,700	C$	317,200

Notes:

(1)	Fees billed by the Corporation’s auditor for professional services rendered by the external auditor for the audit and review of financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements. These include audit of annual financial statements including out-of-scope audit fees; consultations concerning financial accounting and reporting; translation services relating to audits of the financial statements and prospectuses; review of interim financial statements; audit of effectiveness of ICFR; prospectus fees, including fees in respect of comfort and consent letters (other than in connection with an Initial Public Offering); and SOX attest engagements and SOX readiness work for SEC registrants or companies anticipating SEC registration.
(2)	Fees billed by the Corporation’s external auditor for assurance and related services (e.g., due diligence services) that traditionally are performed by the independent accountant. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
(3)	Fees for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning.
(4)	Fees for products and services provided by the Corporation’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

As part of its duties, the Audit Committee is required to pre-approve all non-audit services performed by the independent auditors in order to assure that the provision of such services does not impair the auditors’ independence. In considering the appointment of the auditor for non-audit services, the Audit Committee will consider the compatibility of the service with the auditor’s independence. The Audit Committee does not delegate to Management its responsibilities to pre-approve services performed by the independent auditors.

Environmental, Sustainability, Health and Safety Committee

The Environmental, Sustainability, Heath and Safety Committee is currently comprised of three directors, being Messrs. Haldane (Chair) and Robitaille, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American, and Mr. Simpson, who is not considered to be independent. The purpose of the Environmental, Sustainability, Heath and Safety Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices and processes of the Corporation and monitor and review the regulatory issues related to health, safety, the environment and sustainable development. The Environmental, Sustainability, Heath and Safety Committee has the authority to engage independent counsel or other experts and conduct any investigation that it considers appropriate. It is responsible for amongst other things, reviewing and approving annual disclosure relating to the Corporation’s sustainability, health, safety and environment policies and activities, reviewing sustainability, environmental and health and safety reports and identifying the principal health, safety and environmental risks and impacts of the Corporation.

During the financial year ended December 31, 2021, the Environmental, Sustainability, Heath and Safety Committee met four times.

Assessment of Board Performance

Led by the independent Chair of the Corporate Governance and Nominating Committee, the Board as a whole is expected to evaluate the effectiveness of the Board, its committees and individual directors on an annual basis. The Board has adopted a questionnaire that asks the directors to assess the effectiveness of the Board and its committees in respect of: structure and composition; roles and responsibilities; operations; effectiveness; committee meetings’ operations and effectiveness; and individual director performance. The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Chair of the Corporate Governance and Nominating Committee is responsible for ensuring the questionnaire covers all necessary topics of discussion and for gathering the feedback from other directors or the Corporation.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors on the Board or other mechanisms of Board renewal at this time. Term limits are not considered necessary, as the Board believes it has adopted sufficient practices and mechanisms for renewal. In particular, the Board has appointed a Corporate Governance and Nominating Committee comprised solely of independent directors to provide a focus on governance that will enhance the Corporation’s performance; to assess and make recommendations regarding the Board’s effectiveness; and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. The Corporate Governance and Nominating Committee will complete annual reviews of the Board’s relationship with Management to ensure the Board is able to, and in fact does, function independently of Management. The Corporate Governance and Nominating Committee will also develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration, among other matters, the current strengths, skills and experience represented by each director, as they affect Board dynamics as well as retirement dates. The Board believes that the perspective of longer service directors with industry experience is of benefit to the Board. In addition, the Board believes that the experience and diversity of the current Board would be very difficult to replicate and that regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

Corporate Policies

Environmental & Sustainability, Health & Safety Policy

The Corporation is committed to meeting or surpassing regulatory requirements in all of its exploration and development activities while working to protect the environment both within and beyond the Corporation’s operational boundaries. In keeping with this commitment, Orla has adopted an Environmental, Sustainability and Health & Safety Policy. The Corporation will conduct all of its operations in a manner that ensures full compliance with its Environmental, Sustainability and Health & Safety Policy, applicable legislation and government requirements. The aim of this policy is to protect the surroundings in which the Corporation operates, to minimize and manage environmental risk and to enhance sustainable environmental practices. Orla will ensure that all of its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards. The full text of the Environment & Sustainability, Health & Safety Policy is available on the Corporation’s website at www.orlamining.com.

Corporate Social Responsibility Policy

The Corporation is committed to conducting its business in a responsible manner at all times. In keeping with this commitment, Orla has implemented a Corporate Social Responsibility Policy which sets out the guidelines by which the Corporation will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Corporation operates and (iv) contribute to the sustainable development of those communities.

Share Ownership Policy

The Corporation has adopted a Share Ownership Policy in order to align the interests of certain officers and the directors of the Corporation with those of the Corporation’s Shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The President and Chief Executive Officer is required to hold Common Shares having a value of at least three times his or her base salary, while the Chief Operating Officer, Chief Financial Officer and Chief Sustainability Officer are required to hold Common Shares having a value of at least two times his or her base salary. The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. For the purpose of calculating the value of the Common Shares held, restricted share units (“RSUs”) and deferred share units (“DSUs”), whether vested or not vested are included; however, unexercised stock options (whether vested or not vested) and Common Shares issuable upon the exercise of share purchase warrants or any other convertible securities of the Corporation are not counted toward the ownership guidelines set out in the Share Ownership Policy. Individuals are required to comply with this policy by the fifth anniversary of the date of the individual’s date of hire or appointment. If a participant fails to comply with the policy, a retention ratio requirement would apply to the participant on future vesting of stock options or RSUs. The full text of the Share Ownership Policy is available on the Corporation’s website at www.orlamining.com. The following table shows each director and officer’s holdings as of December 31, 2021 and whether they have met the requirement under the Share Ownership Policy.

Name	Number of Common Shares	Number of RSUs or DSUs	Value of Common Shares, RSUs and DSUs (1)	Share Ownership Requirement (2)	Requirement Met? (3)

Officers
Jason Simpson President and Chief Executive Officer	1,312,036	342,274	$7,179,134	$1,425,000	Yes
Etienne Morin Chief Financial Officer	224,275	132,553	$1,415,248	$584,000	Yes
Andrew Cormier Chief Operating Officer	75,200	38,438	$548,216	$615,000	N/A(3)
Chafika Eddine Chief Sustainability Officer	–	–	–	$570,000	N/A(3)
Non-Executive Directors
George Albino Director	226,000	97,234	$1,249,580	$75,000	Yes
Tim Haldane Director	117,750	97,234	$726,733	$75,000	Yes
Richard Hall Director	2,200,000	104,309	$10,791,000	$75,000	Yes
Charles Jeannes Director	2,575,100	180,317	$12,737,733	$150,000	Yes
Elizabeth McGregor Director	24,400	60,495	251,852	$75,000	Yes
Jean Robitaille Director	2,324,450	90,158	11,377,094	$75,000	Yes
David Stephens Director	12,500	77,281	188,375	$75,000	Yes
Eric Colby Director	Nil	Nil	Nil	Nil	N/A(4)

Notes:

(1)	Calculated as at December 31, 2021. In the case of Common Shares, calculated using $4.83 and, in the case of the RSUs and DSUs, the value attributed to such RSUs and DSUs on the award date.
(2)	Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The President and Chief Executive Officer is required to hold Common Shares having a value of at least three times his or her base salary, while the Chief Operating Officer, Chief Financial Officer and Chief Sustainability Officer are required to hold Common Shares having a value of at least two times his or her base salary. For the purpose of calculating the value of the Common Shares, RSUs and DSUs, whether vested or not vested, are included.
(3)	Messrs. Simpson Morin and Stephens joined the Corporation in 2018, Ms. McGregor was appointed as a director of the Corporation in 2019, Mr. Cormier joined the Corporation in 2020 and Ms. Eddine joined the Corporation in 2022. Accordingly, each has five years from their respective dates of hire or appointment to satisfy the requirement.
(4)	Mr. Colby acts as Newmont’s nominee and, accordingly, he waived his annual base retainer in 2021 and is not subject to the share ownership requirements.

Majority Voting Policy

The Corporation has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of directors. The full text of the Majority Voting Policy is available on the Corporation’s website at www.orlamining.com. See “Particulars of Matters to be Acted Upon – Election of Directors” for a summary of the Majority Voting Policy.

Corporate Disclosure Policy

The Corporation has adopted a Corporate Disclosure Policy to outline the required process for the timely disclosure of all material information relating to the Corporation’s business, including both written and verbal disclosure, and to provide guidance and assistance to the Board, officers and employees in complying with their obligations under the provisions of securities laws and stock exchange rules to preserve the confidentiality of the Corporation’s non-public material information. The full text of the Corporate Disclosure Policy is available on the Corporation’s website at www.orlamining.com.

Insider Trading Policy

The Corporation has adopted an Insider Trading Policy. Canadian securities laws and regulations prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures detailed in the Corporation’s Insider Trading Policy have been implemented in order to prevent improper trading of the Corporation’s securities or of companies with which the Corporation may have a business relationship. The full text of the Insider Trading Policy is available on the Corporation’s website at www.orlamining.com.

Whistleblower Policy

For a summary of the Corporation’s Whistleblower Policy see “Corporate Governance – Ethical Business Conduct” above or see the full text available on the Corporation’s website at www.orlamining.com.

Clawback Policy

The Corporation has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Corporation and to ensure that incentive-based compensation paid by the Corporation is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The full text of the Clawback Policy is available on the Corporation’s website at www.orlamining.com.

Anti-Hedging Policy

The Corporation has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Corporation through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for directors, officers or employees of the Corporation or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Corporation, to hedge or monetize transactions to lock in the value of holdings in the securities of the Corporation. Such transactions, while allowing the holder to own the Corporation’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Corporation. The full text of the Anti-Hedging Policy is available on the Corporation’s website at www.orlamining.com.

Diversity Policy

The Corporation is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Corporation has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability, amongst other things. The Corporation recognizes the benefits arising from employee and Board diversity, including a broader pool of high-quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Corporation respects and values the perspectives, experiences, cultures and differences that employees possess. The full text of the Diversity Policy is available on the Corporation’s website at www.orlamining.com.

In accordance with the Diversity Policy, the Corporate Governance and Nominating Committee will strive for inclusion of diverse groups, knowledge and viewpoints on the Board and in executive officer positions. In conjunction with its consideration of the qualifications and experience of potential directors and executive officers, as well as the skills, expertise, experience and independence which the Board requires to be effective, the Corporate Governance and Nominating Committee will consider the level of diversity (including the representation of (i) women, (ii) Indigenous peoples, (iii) persons with disabilities or (iv) members of visible minorities (collectively, “members of designated groups”)) on the Board when identifying and nominating candidates for election or re-election to the Board, and will consider the level of diversity (including the representation of members of designated groups) in executive officer positions when the Board makes executive officer appointments. The Corporate Governance and Nominating Committee will be responsible for recommending qualified persons for Board nominations and in doing so, it will consider the benefits of all aspects of diversity on the Board and develop recruitment protocols that seek to include diverse candidates, including proactively searching for diverse candidates in the recruitment process.

Policies Regarding the Representation of Members of Designated Groups on the Board

As noted above, the Corporation has established a Diversity Policy, which sets out guidelines by which the Corporation will endeavour to promote, foster and support diversity, such as gender diversity, throughout the Corporation, including at the Board level, and applies to executive and non-executive directors, full-time, part-time and casual employees, contractors, consultants and advisors of Orla. Along with the adoption of the Diversity Policy, the Board also adopted guidelines by which the Corporate Governance and Nominating Committee is to consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long-term plan for Board composition. The Board will proactively monitor the Corporation’s performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by Management and the Board, and progress in achieving them. All directors and senior executive officers are required to acknowledge that they have read the Diversity Policy annually.

Consideration of the Representation of Members of Designated Groups in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new Board members. The Corporate Governance and Nominating Committee will follow its charter and consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long-term plan for Board composition. The Corporate Governance and Nominating Committee will also consider the following with respect to recommending nominees for election to the Board:

•	competencies and skills each nominee will bring to the Board;

•	past business experience;

•	integrity;

•	industry knowledge;

•	ability to contribute to the success of the Corporation;

•	past experience of directors or Management with potential candidates;

•	expected contribution to achieving an overall Board which can function as a high performance team with sound judgment and proven leadership;

•	whether the nominee can devote sufficient time and resources to his or her duties as a Board member; and

•	any other factors as may be considered appropriate.

Consideration Given to the Representation of Members of Designated Groups in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new senior executive officer appointments. Management is responsible for recruiting and fostering a diverse and inclusive culture. Management will promote a work environment that values and utilizes the contributions of women and men and of members of designated groups equally, with a variety of backgrounds, experiences and perspectives through awareness of the benefits of workforce diversity and successful management of diversity.

Targets and Number of Members of Designated Groups on the Board and in Executive Officer Positions

The Corporation has not established targets regarding the representation of members of designated groups on the Board or executive officer positions at this time. Further to its Diversity Policy, the Corporation will continue to consider appropriate methods of achieving enhanced diversity at the Board level, including without limitation, changes to the Diversity Policy to include the adoption of a formal commitment to achieve a defined percentage of women on the Board within a defined timeframe.

The following table sets forth the representation of designated groups among the Board and Management as of the date of this Circular. As of the date of this Circular, there are nine members of the Board (including Jason Simpson, the President and Chief Executive Officer of the Corporation) and six members of Management (not including Mr. Simpson). Following the Meeting, and assuming all Nominees are elected to the Board, the Board will consist of eight members.

Representation of Designated Groups on the Board
	Current (n=9)		Following Meeting (n=8)
Designated Group	Number	Percentage	Number	Percentage
Women	1	11%	2	25%
Indigenous Peoples	1	11%	1	12.5%
Members of Visible Minorities	NIL	0%	NIL	0%
Persons with Disabilities	NIL	0%	NIL	0%
Number of Individuals that are Members of more than one Designated Group	1	11%	1	12.5%

Representation of Designated Groups Among Management (n = 6)
Designated Group	Number	Percentage
Women	1	16.6%
Indigenous Peoples	NIL	0%
Members of Visible Minorities	1	16.6%
Persons with Disabilities	NIL	0%
Number of Individuals that are Members of more than one Designated Group	NIL	0%

[Remainder of Page Intentionally Left Bank]

LETTER FROM THE CHAIR OF THE

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Dear Shareholders,

On behalf of the Board of Directors and the Human Resources and Compensation Committee (or HRCC), thank you for your continued support. 2021 was a transformational year for Orla, as we constructed and poured first gold at the Camino Rojo Project, our first gold mine. This was completed both on time and on budget, with strong employee safety scores and environmental record, all in the context of the unprecedented challenges associated with the COVID-19 pandemic. We also made significant strides in improving our executive compensation program to reflect our development from explorer and developer to a producing mining company. As the Chair of the Human Resources and Compensation Committee, I am pleased to discuss with you how Orla’s accomplishments and challenges informed the compensation outcomes for 2021, as well as the committee’s activities and improvements to our compensation programs for 2022 and beyond.

Performance Results for 2021

Orla’s approach to executive compensation is predicated on “pay-for-performance”. To this end, on an annual basis we establish corporate objectives and targets for our executives that are based on our strategic priorities that drive our growth and success. The corporate objectives for 2021 were focused on progressing the Camio Rojo Project, both on time and on budget, but, more importantly, in a safe and environmentally conscientious manner, as well as various other exploration and corporate initiatives. Using the same methodology, personal objectives were also set based on each executive’s role. A summary of the corporate objectives is set out under the heading “Statement of Executive Compensation – 2021 Executive Compensation Discussion and Analysis – Short – term Incentive Plan” below. At the end of the 2021 financial year, the HRCC reviewed the corporate and individual objectives and considered the relative difficulty of the objective and the macro circumstances of the achievement. An overall score in the range of 0% to 200% was then applied.

Orla generally exceeded or far exceeded expectations for each of the corporate objectives in 2021. As a result, an overall corporate objective score of 175% for the 2021 short term incentive plan was applied based on the following achievements:

•	An excellent health and safety record, with only two lost time incidents and a lost time injury frequency rate of 0.77. This result is particularly impressive in light of the number of workers on site at Camino Rojo during construction and the impact of the COVID-19 pandemic.

•	No category 4 or 5 (serious through catastrophic) incidents as defined by the US Environmental Protection Agency (“USEPA”) during a full year of construction at Camino Rojo.

•	The absence of any disruptions having a material effect on the construction progress and operations at Camino Rojo, coupled with ongoing efforts in both Mexico and Panama to continue developing an effective and sustainable community program to maintain a social license to operate.

•	The advancement of Camino Rojo in line with the construction schedule and budget, with first gold pour occurring in December 2021.

•	The continued advancement of exploration and study work in both Mexico and Panama, which included an updated pre-feasibility study at Cerro Quema, a mineral resource estimate at the Caballito copper-gold deposit at Cerro Quema and drill program completion and metallurgical and trade off studies commenced and advanced on the Camino Rojo sulphide project. Although certain exploration and study work in Mexico and Panama was not achieved due to the need for additional drilling and COVID-19 delays, these factors were largely out of Management’s control.

Activities and Changes for the 2022 Compensation Year

As Orla transitioned in 2021 from explorer and developer to a producing mining company, the HRCC undertook a comprehensive review of our executive compensation programs and related governance practices for the 2022 compensation year. Initiatives included the following:

•	Meeting with external, independent compensation consultants, culminating with Orla engaging Southlea Group LP (“Southlea”) as the committee’s independent advisor. Southlea was engaged in late 2021 and supported the HRCC with the review and update of the Corporation’s 2022 executive compensation program.

•	Reviewing and updating the Corporation’s peer group to ensure that the comparators reflect the stage, size and complexity of Orla as a producing mining company.

•	Benchmarking compensation levels for Orla’s Named Executive Officers and Board of Directors relative to the new peer group. This benchmarking looked at target total direct compensation, including salary, target short-term incentives and long-term incentives, with Orla’s philosophy being to target the 50th percentile of the peer group for expected levels of performance.

•	Reviewing industry practices and trends, including short- and long-term incentive plan designs. This review led to a rebalancing of the mix between restricted share units and options awarded to the Corporation’s senior management, as well as an increased vesting period for future stock option awards.

•	Increasing Board compensation for 2022 as part of a two-year increase to align compensation with the competitive market.

•	Renaming the “Compensation Committee” to the “Human Resources and Compensation Committee” to reflect the expanded scope of the committee’s mandate, including oversight of human resources policies and practices at Orla.

Additional details on these initiatives and changes for the 2022 compensation year are discussed below under “Statement of Executive Compensation – Changes to 2022 Executive Compensation Pay and Design”.

Conclusion

With the improvements made in 2021 and 2022, the HRCC believes that Orla’s compensation practices will achieve its objectives of aligning executives’ interests with those of our shareholders, encouraging and motivating outstanding performance and linking compensation with short- and longer-term objectives. However, compensation programs are not static. We will continue to review and consider ways to better align our programs and policies and related governance practices with our compensation philosophy and evolving market practices.

If you have any questions about our executive compensation framework, the compensation decisions made for 2021 and changes made for 2022, or other matters, please feel free to contact us by sending an email to info@orlamining.com.

On behalf of the Human Resources and Compensation Committee,

(signed) “Richard Hall”

Richard Hall

Chair of the Human Resources and Compensation Committee

Statement of Executive Compensation

2021 Executive Compensation Discussion and Analysis

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each person who served as the Corporation’s Chief Executive Officer or Chief Financial Officer during the financial year ended December 31, 2021 and each of the three other most highly compensated executive officers of the Corporation for the financial year ended December 31, 2021, whose annual aggregate compensation exceeded $150,000 (collectively, the “Named Executive Officers”).

The Named Executive Officers for the financial year ended December 31, 2021 were:

•                          Jason Simpson, President and Chief Executive Officer;

•                          Etienne Morin, Chief Financial Officer;

•                          Andrew Cormier, Chief Operating Officer; and

•                          Sylvain Guerard, Senior Vice-President, Exploration.

During the financial year ended December 31, 2021, there were no other executive officers or individuals acting in a similar capacity for the Corporation whose compensation was, individually, more than $150,000. Subsequent to December 31, 2021, Chafika Eddine was appointed as the Chief Sustainability Officer of the Corporation and is expected to be a Named Executive Officer for the financial year ended December 31, 2022.

This Compensation Discussion and Analysis section of this Circular sets out the Corporation’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Corporation’s executive compensation arrangements. It also provides an analysis of the Corporation’s compensation design, and the decisions the HRCC made in and subsequent to the financial year ended December 31, 2021, with respect to the Named Executive Officers.

Approach to Compensation

The following table summarizes Orla’s approach to executive compensation.

What Orla does:

☑	Pay for performance, aligning the interests of executives and shareholders
☑	Regularly reviews compensation levels and design vs. industry peers, with support from Southlea, the committee’s independent compensation advisor
☑	Positions target compensation around the median of industry peers
☑	Balances focus on short-term and longer-term incentive plans
☑	Sets performance goals that are mindful of all stakeholders
☑	Stress-tests incentive compensation programs and payouts
☑	Caps short-term incentive payouts at 200% of target
☑	Uses informed judgement in the evaluation of performance and pay decisions
☑	Requires executives to maintain minimum share ownership
☑	Provides employment agreements to senior executives with contract terms and severance provisions aligned with market typical practice
☑	Provides employment agreements that include a double-trigger requirement upon a change of control for additional severance payments and accelerated vesting of equity awards
☑	Recoups compensation paid (Clawback Policy) following a material restatement of financial results due to material non-compliance with reporting requirements

What Orla does NOT do:

☒	Does not guarantee pay
☒	Does not make pay decisions solely based on formulaic performance results
☒	Does not re-price outstanding equity without shareholder approval
☒	Does not provide employee loans or provide tax gross ups
☒	Does not permit insider trading (as part of the Insider Trading Policy) or hedging of equity-based compensation (as part of the Anti-Hedging Policy)

The Human Resources and Compensation Committee

The HRCC is comprised of four independent directors, being Messrs. Hall (Chair), Jeannes and Robitaille and Ms. McGregor. During the year ended December 31, 2021, the HRCC held four committee meetings. The primary goal of these meetings was to ensure that the compensation provided to the Named Executive Officers was determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the executive officers were aligned with the financial interest of Shareholders, and to ensure that their compensation was fair and reasonable and sufficient to attract and retain qualified and experienced executives. The HRCC has adopted a written mandate that governs its practices. See “Role of the Human Resources and Compensation Committee and the Board” below and “Statement of Corporate Governance – Corporate Governance – Human Resources and Compensation Committee”.

The Board considers the past experience of each director in determining the composition of the HRCC and strives to include a range of skills and experiences when making appointments to ensure the HRCC is comprised of directors that act independently and think analytically about the Corporation’s compensation practices and alignment with performance objectives. Each of the members of the HRCC have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling such directors in making informed decisions on the suitability of the Corporation’s compensation policies and practices. Each of these directors have experience on the board of directors and related committees of other public companies, as described under “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors.”

Role of the Human Resources and Compensation Committee and the Board

The HRCC assists the Board in monitoring the Corporation’s guidelines and practices with respect to compensation and benefits and ensures that the Corporation’s compensation program is competitive and fair. With respect to compensation, the HRCC’s responsibilities include, among other things:

•	reviewing and submitting to the Board recommendations concerning executive compensation and compensation plan matters;

•	providing periodic reports to the Board on compensation matters that review and assess the design and competitiveness of the Corporation’s compensation and benefits programs generally, while considering the implications of any risks associated with the Corporation’s compensation policies and practices; and

•	reviewing and making recommendations, in consultation with the Chair of the Board and the Chief Executive Officer, to the Board with respect to implementing or varying share option, share purchase, compensation and other incentive plans.

In addition, the HRCC reviews and recommends compensation policies and processes, and any new incentive compensation and equity compensation plans or changes to such plans. The Board makes final decisions on overall executive compensation after receiving advice and recommendations from the HRCC.

The Board and the HRCC consider many factors when reviewing and making recommendations for compensation arrangements for the Named Executive Officers, such as pre-defined corporate and individual objectives, the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, as well as the compensation paid by a group of comparable companies, as further discussed under “2021 Peer Group” below.

When determining the compensation arrangements for the Named Executive Officers, the HRCC considers the following objectives:

•	retaining an executive critical to the success of the Corporation and the enhancement of Shareholder value;

•	providing fair and competitive compensation;

•	balancing the interests of Management and Shareholders;

•	rewarding performance, both on an individual basis and with respect to the business in general; and

•	ensuring recognition of the fact that the Corporation carries on business with a small number of executive officers relative to other public companies of similar size.

Recommendations of Management

For the financial year ended December 31, 2021, the HRCC consulted with the Chief Executive Officer regarding the Corporation’s annual business objectives and achievements. In addition, the HRCC consulted with the Chief Executive Officer regarding executive officer target short-term incentive awards and actual payouts, and long-term incentive grants, which the HRCC then considered and recommended to the Board, as appropriate. The Chief Executive Officer did not make any recommendations with respect to his own compensation package, which was determined by the HRCC directly and recommended to the Board.

The HRCC retains full decision-making authority and can exercise discretion in modifying any of the consultations with or recommendations from the Chief Executive Officer prior to making recommendations to the Board.

Risks Associated with the Corporation’s Compensation Policies and Practices

The HRCC and the Board have not formally assessed the implications of the risks associated with the Corporation’s compensation policies and practices. However, the Corporation does not believe that its compensation program for the financial year ended December 31, 2021 encouraged excessive or inappropriate risk taking as the Corporation’s employees received both fixed (salary) and variable compensation (short-term incentive plan, RSUs and options) designed to balance the level of risk-taking while focusing on generating longer-term value for shareholders.

Policy on Purchase of Financial Instruments

The Board has adopted a policy that prohibits the purchase by Named Executive Officers or Directors of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. See “Statement of Corporate Governance – Corporate Policies – Anti-Hedging Policy”.

Independent Compensation Consultant

In 2021, the HRCC, in consultation with Management, undertook a review of external and independent executive compensation consultants. As a result of this process, the HRCC retained Southlea Group LP (“Southlea”) as the Corporation’s independent compensation consultant. Upon engagement, Southlea was given a mandate to:

•	complete stakeholder interviews with representatives of Management, the HRCC and the Board to gather insights on the Corporation’s approach to compensation;

•	review the Corporation’s current approach to selecting its peer group of companies and update the section criteria and peer group members;

•	benchmark pay levels for the Company’s executive officers relative to the approved peer group, as well as reviewing target total direct compensation, including salary, STIP and LTIP (as defined below);

•	review industry practices and trends, with comparison to the Corporation’s compensation programs and recommend changes, as appropriate; and

•	benchmark pay levels and design for independent directors of the Board and recommend changes, as appropriate.

Southlea supported the HRCC in 2021 and 2022 with the review and update of the Corporation’s 2022 compensation program. See “Statement of Executive Compensation – Changes to 2022 Executive Compensation Pay and Design” for additional information.

The following table details the aggregate fees incurred on behalf of the HRCC in consideration of the services provided by Southlea:

Southlea Group LP	2020(1)		2021
Executive compensation-related fees	-		$60,000
All other fees	-	$	Nil
Total Fees	-		$60,000

Note:

(1)	Prior to the financial year ended December 31, 2021, neither the Board nor the HRCC retained a compensation consultant to assist in determining the compensation for any of the Corporation’s executive officers’ or directors’ compensation.

2021 Peer Group

The selection of companies that make up the peer group are intended to reflect a market with which the Corporation competes for executive officers. For compensation relating to the financial year ended December 31, 2021, the following peer group was used to assess compensation levels and practices. This peer group was updated in 2021 to better reflect the Corporation entering into the production phase and was selected by identifying entities (i) with market capitalization in a similar range to the Corporation’s (ranging from approximately $440 million to $2.4 billion), (ii) that are listed on the TSX, TSX Venture Exchange or the NYSE, and (iii) with projects at a similar stage of development as the Corporation, in similar geographies and with similar levels of complexities. The 2021 peer group included the following companies:

Mag Silver Corp	Pure Gold Mining Inc.
Silvercrest Metals Inc.	Sabina Gold & Silver Corp.
Victoria Gold Corp.	Marathon Gold Corp.
Wesdome Gold Mines Ltd.	Americas Gold and Silver Corp.
Osisko Mining Inc.

The HRCC reviewed market data for the peer group to determine and confirm the appropriate levels of base salaries, target short-term incentives, target grant levels of long-term incentives and total compensation for the Named Executive Officers. While the market data provided useful reference points, discretion was used to set individual executive pay so that it appropriately reflected the executive’s contributions, leadership and commitment to the Corporation’s values and potential for advancement.

See “Changes to 2022 Executive Compensation Pay and Design” for information on changes made to the Corporation’s peer group for the financial year ended December 31, 2022.

Elements of Named Executive Officer Compensation

The compensation paid to the Named Executive Officers consists of four primary components:

Element	Purpose of Element
Base Salary	Base salaries are fixed and therefore provide a level of certainty for Named Executive Officers. They are also used to ensure the Corporation’s compensation programs remain competitive in the industry and to determine other compensation elements and benefits that are linked to salary levels.
Short-term Incentive Plan (“STIP”)	The objective of the STIP is to reward Named Executive Officers for the achievement of annual corporate and individual goals.
Long-term Incentive Plan (“LTIP”)	The purpose of the LTIP is to attract, retain and award Named Executive Officers who are expected to significantly contribute to the success of the Corporation, motivate them to perform at a high level and reward the achievement of creating long-term shareholder value.
Benefit Plans	The Corporation provides a group benefit plan to the employees of the Corporation in which the Named Executive Officers participate. The terms of the group benefit plan are customary. The Corporation does not provide any post-retirement benefits to any of the Named Executive Officers or employees of the Corporation and the Named Executive Officers do not participate in any defined benefit pension plan, defined contribution plan or deferred compensation plan.

The Corporation believes that making a significant portion of the Named Executive Officers’ compensation both variable and longer-term supports the Corporation’s executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, the Corporation emphasizes equity-based compensation to allow those most accountable for the Corporation’s long-term success to acquire and hold Common Shares. The key features of the three primary components of compensation (base salary, STIP and LTIP) are described below.

Base Salary

Base salary recognizes the value of an individual to the Corporation based on his or her role, skills, performance, contributions, leadership and potential. It is critical in attracting and retaining executives in the markets in which the Corporation competes for talent. Base salaries for the Named Executive Officers are reviewed annually. Any change in base salary of a Named Executive Officer will generally be determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Corporation (in particular, the peer group described above) and a review of the performance of the Corporation as a whole and the role the executive officer played in such corporate performance.

Base salaries for the Named Executive Officers for the financial year ended December 31, 2021 were as follows:

Name and Position	2021 Base Salary
Jason Simpson, President and Chief Executive Officer	$475,087
Etienne Morin, Chief Financial Officer	$292,125
Andrew Cormier, Chief Operating Officer	$307,500
Sylvain Guerard, Senior Vice-President, Exploration	$256,250

See “Changes to 2022 Executive Compensation Pay and Design” for information on changes made to the annual base salary for each Named Executive Officer for 2022.

Short-term Incentive Plan

Each of the Named Executive Officers has a defined target short-term incentive, expressed as a percentage of base salary as set out in the table below. For the financial year ended December 31, 2021, short-term incentive awards were determined and awarded based on an assessment by the HRCC of corporate and individual objectives.

Name and Position	Targeted Short- Term Incentive (% of Base Salary)	Corporate Objectives	Individual Performance
Jason Simpson, President and Chief Executive Officer	100%	80%	20%
Etienne Morin, Chief Financial Officer	65%	60%	40%
Andrew Cormier, Chief Operating Officer	65%	60%	40%
Sylvain Guerard, Senior Vice-President, Exploration	50%	40%	60%

See “Changes to 2022 Executive Compensation Pay and Design” for information on changes made to the short-term incentive award target and split between corporate and individual objectives for each Named Executive Officer for 2022.

Corporate Objectives

For the financial year ended December 31, 2021, corporate objectives were developed by the HRCC based on discussions with Management. These corporate objectives were adopted and recommended by the HRCC and approved by the Board. Performance against the corporate objectives was assessed by the HRCC at the end of the 2021 financial year based on its review of the relative achievement of the objective. The HRCC then considered the relative difficulty of each objective and the macro circumstances of the achievement. The following table describes the corporate objectives set for the financial year ended December 31, 2021, the relative weight of each objective and the HRCC’s assessment of performance.

2021 Corporate Objectives	Weight	Result	Commentary
Health & Safety: • Lost time injury rates and pandemic management	10%	Far Exceeded Expectations	• No lost construction days due to COVID-19 • Lost Time Injury Frequency <1 during a full construction year
Environmental: • No category 4 or 5 incidents as defined by the USEPA during a full construction year	10%	Met Expectations	• No incidents
Community Affairs: • No lost construction days due to community concerns	20%	Exceeded Expectations	• No lost construction days due to community concerns
Camino Rojo Project: • Build Camino Rojo in accordance with budget and schedule	40%	Far Exceeded Expectations	• Camino Rojo was built on time and under budget during a pandemic
Exploration and Study Work: • Resource addition and study completion	20%	Gaps to Expectations

•  Camino Rojo sulphide: Drilling program complete, metallurgical study begun and trade off studies advanced; certain layback drilling and PEA not completed

•  Cerro Quema: Oxide project pre-feasibility released and sulphide resource published

Overall Performance Score		175%

For 2021, it was determined that the corporate objectives either met expectations or exceeded expectations, other than certain gaps related to drilling and study work at Camino Rojo. Among other things, the Corporation maintained an excellent health and safety record, maintained support of the local communities and advanced the Camino Rojo project to first gold pour on time and on budget during 2021, all of which was completed in the context of the COVID-19 pandemic. The only objectives that were not completed related to exploration and study work, specifically the expansion of the oxide mineral resources and reserves on the land subject to the layback agreement with Fresnillo plc and the completion of a preliminary economic assessment (“PEA”) on the sulphide project at Camino Rojo. It was determined that these objectives relied on certain components that were out of the control of Management, such as the impact of COVID-19 on surface rights negotiations on the layback area and the receipt of positive drilling results at the Camino Rojo sulphide project, which needed to be incorporated into development planning before a PEA could be initiated. As a result, the HRCC recommended, and the Board approved, an overall performance score of 175% for the financial year ended December 31, 2021.

Individual Objectives

At the start of the year, each Named Executive Officer developed individual objectives for 2021, which were reviewed and recommended by the HRCC and approved by the Board. At the end of the financial year, the HRCC assessed individual performance and assigned an overall performance score according to the executive’s rate of success using the same methodology as the corporate objectives described above.

STIP Summary

Based on the foregoing, on the recommendation of the HRCC, as approved by the Board, short-term incentives awarded for the Named Executive Officers for the financial year ended December 31, 2021 were determined and awarded as follows:

Name and Position	Targeted Award (% of Base Salary)	Corporate Score	Individual Score	Overall Weighted Score	Award	Actual Award (% of Base Salary)
Jason Simpson, President and Chief Executive Officer	100%	175%	175%	175%	$831,403	175%
Etienne Morin, Chief Financial Officer	65%	175%	175%	175%	$332,292	114%
Andrew Cormier, Chief Operating Officer	65%	175%	175%	175%	$349,781	114%
Sylvain Guerard, Senior Vice-President, Exploration	50%	175%	120%	142%	$184,518	72%

Long-term Incentive Plan (LTIP)

The LTIP is an element of compensation that helps to attract and retain executives, motivate the achievement of longer-term performance objectives including share price appreciation and shareholder value creation and reward Named Executive Officers for their sustained contributions to the Corporation. The LTIP is intended to align the interests of the Named Executive Officers with those of Shareholders by linking a significant portion of the executive’s total pay opportunity to longer-term share price performance.

Each Named Executive Officer has a target grant level for LTIP, expressed as a percentage of base salary. For 2021, the LTIP was granted in stock options and RSUs as follows:

Position	Targeted LTIP (% of Base Salary)	Stock Options	RSUs
Jason Simpson President and Chief Executive Officer	150%	40%	60%
Etienne Morin Chief Financial Officer	100%	40%	60%
Andrew Cormier Chief Operating Officer	100%	40%	60%
Sylvain Guerard Senior Vice-President, Exploration	40%	40%	60%

On the recommendation of the HRCC, as approved by the Board, stock option and RSU grants for the Named Executive Officers for the financial year ended December 31, 2021, were determined and awarded as follows:

Name and Position	Stock Options Awarded	Value of Stock Options Awarded		RSUs Awarded(2)	Value of RSUs Awarded(2)
Jason Simpson President and Chief Executive Officer	148,542	$285,052	(1)	89,079	$429,000
Etienne Morin Chief Financial Officer	60,891	$116,850	(1)	36,516	$174,000
Andrew Cormier Chief Operating Officer	64,096	$123,000	(1)	38,438	$185,000
Sylvain Guerard Senior Vice-President, Exploration	21,365	$41,000	(1)	12,813	$63,000

Notes:

(1)	The stock options issued reflect the annual grant in 2021. The grant date fair value of stock options was calculated using the Black-Scholes methodology. These options are exercisable at a price of $4.80 until March 24, 2026. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were: risk-free interest rate 0.95%; expected life five years; expected annualized volatility 45%; expected dividend rate nil. The Corporation chose to use the Black-Scholes model as the basis for calculating fair value of the options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Corporation’s audited financial statements.
(2)	The RSUs issued reflect the annual grant in 2021. The values were calculated using the market value at grant date being $4.80, consistent with the approach used in the Corporation’s audited financial statements.

Stock Options

Stock options are granted under the Corporation’s stock option plan (the “Stock Option Plan”). All stock options granted by the Corporation to date have had a term of five years expiring on the fifth anniversary of the date of the grant. Prior to the LTIP awards for 2022, options were issued with vesting conditions being one-third on the date of the grant, one-third on the first anniversary and one-third on the second anniversary of the grant. Commencing with the LTIP awards for 2022, options will be issued with vesting conditions being one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant and one-third on the third anniversary of the date of grant. See “Securities Authorized for Issuance Under the Equity Compensation Plans” for a summary of the Stock Option Plan.

RSUs

RSUs are granted under the Corporation’s restricted share unit plan (the “RSU Plan”). Each RSU granted, subject to the terms of the RSU Plan, entitles such holder to receive one Common Share upon vesting. RSUs vest one-third on each of the first, second and third anniversary of the date of grant. See “Securities Authorized for Issuance Under the Equity Compensation Plans” for a summary of the RSU Plan.

Performance Graph

The following table and graph compare the cumulative total shareholder return for $100 invested in Common Shares of the Corporation from December 31, 2016 to December 31, 2021 against the cumulative shareholder return of each of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period.

	December 2016	December 2017	December 2018	December 2019	December 2020	December 2021
Orla Mining Ltd.	$100.00	$142.40	$84.00	$160.00	$548.80	$386.40
S&P/TSX Composite Index	$100.00	$109.08	$99.39	$122.14	$128.99	$161.43
S&P/TSX Global Gold Index	$100.00	$101.35	$97.86	$138.28	$168.83	$159.84

On June 10, 2015, at the annual and special shareholders meeting, the shareholders of the Corporation approved the name change from Red Mile Minerals Corp. to “Orla Mining Ltd.” and unanimously voted in favor of the proposed director nominees. This name change and election of the Board of Directors marked the start of the Corporation as it exists today. Since that time, the Corporation has undergone two significant acquisitions, being (i) the acquisition of Pershimco Resources Inc. and the Cerro Quema project located in Los Santos Province, Panama in December 2016 and (ii) the acquisition of the Camino Rojo project located in Zacatecas State, Mexico in November 2017.

During 2018, the Corporation completed a $30 million bought deal offering, appointed Jason Simpson as Chief Executive Officer and Etienne Morin as Chief Financial Officer, and announced the results of a preliminary economic assessment on the Camino Rojo Oxide project. In addition, on November 1, 2018, the Common Shares commenced trading on the TSX and were delisted from trading on the TSX Venture Exchange.

During 2019, Orla released the results of a feasibility study on its Camino Rojo gold project and entered into a project finance facility with Trinity Capital Partners Corporation and a syndicate of lenders for US$125 million. Concurrent to the announcement of the facility, Orla received the Change of Land Use permit, one of the two key permits for the construction of the Camino Rojo project.

During 2020, despite the challenges arising from the COVID-19 pandemic, the Corporation continued its growth and achieved a number of significant milestones, including approval of its environmental impact statement at the Camino Rojo project, the second key permit required to commence construction, drawdown of the second tranche under its project finance facility, completion of a $75 million bought deal offering, appointment of Andrew Cormier as Chief Operating Officer and expansion of the project development team, entered into the definitive layback agreement with Fresnillo plc, and commenced trading on the NYSE.

During 2021 and again despite the challenges posed by the COVID-19 pandemic, the Corporation continued the construction of the Camino Rojo project on budget, on schedule and with an excellent health and safety record, all culminating in the first gold pour occurring in December 2021. The Corporation also completed a US$35 million non-brokered prospectus financing, a pre-feasibility study on its Cerro Quema project and an updated mineral resource estimate for the Caballito deposit at Cerro Quema.

During the periods indicated, the total return to shareholders has generally outperformed both the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. Over the same period, Orla saw an increase in the scope and complexity of its operations as it completed the various acquisitions and transitioned to a production company. Consequently, aggregate total compensation awarded to the current Named Executive Officers has increased since 2016. The HRCC considers the increase to be appropriate given the increase in scope and complexity of the Corporation’s operations and the achievements made during this time.

The HRCC remains committed to ensuring that executive compensation is aligned with short- and long-term performance outcomes that create value for shareholders. Equity-based compensation represents a significant portion of each Named Executive Officer’s total compensation, and is considered to be performance-based, at-risk compensation. Accordingly, its value will naturally fluctuate along with any fluctuations in the market performance of the Common Shares.

Summary Compensation Table

The following table summarizes the compensation paid to or earned by the Named Executive Officers during the financial years ended December 31, 2021, 2020, and 2019.

						Non-Equity Incentive Plan Compensation (4)
Name and Principal Position of Named Executive Officer	Year (1)	Salary ($)		Share- based awards (2) ($)	Option- based awards (3) ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Jason Simpson	2021	$475,087		$429,000	$285,052	$831,403	Nil	Nil	Nil	$2,020,542
President and Chief Executive	2020	$463,500		$417,000	$278,100	$399,500	Nil	Nil	Nil	$1,558,100
Officer (5)	2019	$450,000		$405,000	$270,000	$401,400	Nil	Nil	Nil	$1,526,400
Etienne Morin	2021	$292,125		$174,000	$116,850	$332,292	Nil	Nil	Nil	$915,267
Chief Financial	2020	$270,000		$162,000	$108,000	$120,700	Nil	Nil	Nil	$660,700
Officer	2019	$250,000		$150,000	$100,000	$119,000	Nil	Nil	Nil	$619,000
Andrew Cormier	2021	$307,500		$185,000	$123,000	$349,781	Nil	Nil	Nil	$965,281
Chief Operating	2020	$212,500	$	Nil	$616,265	$90,300	Nil	Nil	$50,000	$969,065
Officer (6)	2019	Nil		Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sylvain Guerard	2021	$256,250		$63,000	$41,000	$184,518	Nil	Nil	Nil	$544,768
Senior Vice-President,	2020	$89,080		Nil	$534,700	$39,200	Nil	Nil	$25,000	$687,980
Exploration (7)	2019	Nil		Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Financial years ended December 31.
(2)	Reflects award date value of RSUs granted.
(3)	The fair value of stock options was estimated on the date of grant using the Black-Scholes pricing model. The assumptions used for the grants in 2021 are presented on page 43.
(4)	The figures presented are for amounts earned in respect of the year, paid in the subsequent year.
(5)	Mr. Simpson is also a director of the Corporation and does not receive any additional compensation for that role.
(6)	Mr. Cormier was appointed Chief Operating Officer of the Corporation on April 16, 2020.
(7)	Mr. Guerard was appointed Senior Vice-President, Exploration of the Corporation on August 24, 2020

Named Executive Officers – Outstanding Option-Based Awards

The table below reflects the incentive plan awards outstanding for the Named Executive Officers as at December 31, 2021.

	Option-Based Awards					Share-Based Awards
Name and Principal Occupation	Number of Securities Underlying Unexercised Options (1) (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In- the- Money Options(2) ($)		Number of Shares or Units That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed ($)	Number of Unvested RSUs(3) (#)	Market Value of Unvested RSUs(4) ($)
Jason Simpson	148,542	$4.80	March 24, 2026		$4,456
President	318,192	$2.21	March 25, 2025		$833,663
and Chief	573,248	$1.06	March 29,2024		$2,161,145	Nil	$ Nil	$ Nil	342,274	$1,653,183
Executive Officer	1,000,000	$1.30	November 13, 2023		$3,530,000
Etienne Morin	60,891	$4.80	March 24, 2026		$1,827
Chief	123,570	$2.21	March 25, 2025		$323,753
Financial	212,314	$1.06	March 29, 2024		$800,424	Nil	N/A	N/A	132,553	$640,231
Officer	159,292	$1.25	June 27, 2023		$570,265
	400,000	$1.25	May 31, 2023		$1,432,000
Andrew Cormier
Chief	64,096	$4.80	March 24, 2026		$1,923	Nil	N/A	N/A	38,438	$185,655
Operating	600,000	$2.39	April 16, 2025		$1,464,000
Officer
Sylvain Guerard
Senior Vice-	21,365	$4.80	March 24. 2026		$641	Nil	N/A	N/A	12,813	$61,887
President, Exploration	200,000	$6.03	August 24, 2025	$	Nil

Notes:

(1)	Each option entitles the holder to purchase one Common Share.
(2)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2021 of $4.83 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	These RSUs vest as to one third each on the first, second, and third anniversary dates of award.
(4)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2021 of $4.83.

The Corporation did not re-price any stock options during the year ended December 31, 2021, or at any time prior to then.

Named Executive Officers – Incentive Award Plan – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Corporation with respect to each Named Executive Officer during the financial year ended December 31, 2021.

Name and Principal Position of Named Executive Officer	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (3) ($)
Jason Simpson President and Chief Executive Officer	$999,748	$390,068	$831,403
Etienne Morin Chief Financial Officer	$375,372	$220,590	$332,292
Andrew Cormier Chief Operating Officer	$520,000	Nil	$349,781
Sylvain Guerard Senior Vice-President, Exploration	Nil	Nil	$184,518

Notes:

(1)	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.
(2)	“Value vested during the year” means the aggregate dollar value of the Common Shares that are issued on the vesting of the RSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2021.
(3)	Reflects the annual bonus paid to each Named Executive Officer. These amounts were paid in 2022 in respect of 2021 performance.

Termination and Change of Control Benefits

Jason Simpson, President and Chief Executive Officer

The employment agreement dated October 14, 2018, between the Corporation and Mr. Simpson provides that if the Corporation terminates Mr. Simpson’s employment without cause or in the event Mr. Simpson terminates for good reason (as defined in the employment agreement), Mr. Simpson will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12-month period based on the average annual bonus in the three years immediately preceding termination. In addition, any unvested stock options shall immediately vest upon notification of termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Simpson for good reason, Mr. Simpson will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24-month period based on the average annual bonus in the three years immediately preceding termination.

Mr. Simpson’s agreement contains non-competition and non-solicitation restrictions.

Etienne Morin, Chief Financial Officer

The employment agreement dated March 13, 2018, between the Corporation and Mr. Morin provides that if the Corporation terminates Mr. Morin’s employment without cause or in the event Mr. Morin terminates for good reason (as defined in the employment agreement), Mr. Morin will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12-month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Morin for good reason, Mr. Morin will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24-month period based on the average annual bonus in the three years immediately preceding termination.

Mr. Morin’s agreement contains non-competition and non-solicitation restrictions.

Andrew Cormier, Chief Operating Officer

The employment agreement dated April 7, 2020, between the Corporation and Mr. Cormier provides that if the Corporation terminates Mr. Cormier’s employment without cause or in the event Mr. Cormier terminates for good reason (as defined in the employment agreement), Mr. Cormier will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12-month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Cormier for good reason, Mr. Cormier will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24-month period based on the average annual bonus in the three years immediately preceding termination.

Mr. Cormier’s agreement contains non-competition and non-solicitation restrictions.

Sylvain Guerard, Senior Vice-President, Exploration

The employment agreement dated July 30, 2020, between the Corporation and Mr. Guerard provides that if the Corporation terminates Mr. Guerard’s employment without cause or in the event Mr. Guerard terminates for good reason (as defined in the employment agreement), Mr. Guerard will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12-month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Guerard for good reason, Mr. Guerard will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 12-month period based on the average annual bonus in the three years immediately preceding termination.

Mr. Guerard’s agreement contains non-competition and non-solicitation restrictions.

Chafika Eddine, Chief Sustainability Officer

The employment agreement dated February 8, 2022, between the Corporation and Ms. Eddine provides that if the Corporation terminates Ms. Eddine’s employment without cause or in the event Ms. Eddine terminates for good reason (as defined in the employment agreement), Ms. Eddine will be entitled to an amount equal to 12 months of her base salary plus a lump sum payment equal to the bonus she would have earned through that 12-month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Ms. Eddine for good reason, Ms. Eddine will be entitled to an amount equal to 24 months of her base salary plus a lump sum payment equal to the bonus he would have earned though that 24-month period based on the average annual bonus in the three years immediately preceding termination.

Ms. Eddine’s agreement contains non-competition and non-solicitation restrictions.

Estimated Incremental Payments on Termination or Change of Control

Pursuant to the applicable employment agreements, if a severance payment triggering event had occurred on December 31, 2021, the severance payments that would be payable to each of the Named Executive Officers would have been as follows:

Name and Position	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason + Change of Control ($)
Jason Simpson, President and Chief Executive Officer	$760,804	$1,521,607
Etienne Morin, Chief Financial Officer	$408,925	$817,850
Andrew Cormier, Chief Operating Officer	$397,800	$795,600
Sylvain Guerard, Senior Vice President, Exploration	$295,450	$295,450
Chafika Eddine, Chief Sustainability Officer(1)	$285,000	$570,000
Total:	$2,147,979	$4,000,507

Notes:

(1)	Ms. Eddine was appointed Chief Sustainability Officer effective March 1, 2022. The disclosure is provided on the basis that Ms. Eddine had been employed by the Corporation on December 31, 2021.

Changes to 2022 Executive Compensation Program

Over the course of late 2021 and early 2022, the HRCC completed its annual review of the Corporation’s executive compensation practices with support from Southlea. This section describes the HRCC’s review process and the approved changes to the Corporation’s executive compensation program. Other than as described below, there were no material changes to the Corporation’s executive compensation practices since the end of the most recently completed fiscal year.

2022 Peer Group

In consultation with Southlea, the HRCC completed a review and update of the Corporation’s peer group for 2022 (the “2022 Peer Group”) to better reflect the Corporation entering into the production phase and to reflect its increasing complexity and risk profile as a gold producer in Mexico. In selecting the 2022 Peer Group, the HRCC applied the following criteria:

Country and Industry	Company Size	Other Considerations
• Canadian or U.S. headquarters • Publicly traded • “Gold”, “Silver”, or “Precious Metals and Minerals”, with a majority of gold mining peers • Direct mining operations

•    Comparable size based on market capitalization and assets

•    Producing company or late-stage development

•    Focus on mining operations in the Americas

•    Similar complexity as measured by the number and stage of operating mines and development projects

• Part of the S&P Global Gold Index • Cross-listed on multiple stock exchanges • Availability of relevant benchmarks, robust disclosure of executive and board of director compensation levels

Based on the foregoing selection criteria, the HRCC and Board approved the following members of the 2022 Peer Group (new members are denoted in italics):

Silvercrest Metals Inc.	Endeavour Silver Corp.
Victoria Gold Corp.	Calibre Mining Corp.
Wesdome Gold Mines Ltd.	Dundee Previous Metals Inc.
Pure Gold Mining Inc.	Fortuna Silver Mines Inc.
Torex Gold Resources Inc.	Argonaut Gold Inc.
Lundin Gold Inc.

Osisko Mining Inc., Americas Gold and Silver Corp., Marathon Gold Corp., Corvus Gold Inc. and Sabina Gold & Silver Corp. were removed from the 2022 Peer Group. The Corporation is generally positioned at the 50th percentile of the various size and scope indicators for the 2022 Peer Group.

Market Review

The HRCC, in consultation with Southlea, reviewed market data for the 2022 Peer Group to determine and confirm the appropriate level of base salaries, target STIP, grant levels of LTIP and total compensation for the Named Executive Officers for 2022. In contrast to previous years, the Corporation undertook a formal benchmarking and adopted a compensation philosophy to target the 50th percentile within the 2022 Peer Group. However, the HRCC retains discretion for setting Named Executive Officer compensation to appropriately reflect each executive’s value and contributions of each executive, as well as the executive’s leadership, commitment to the Corporation’s values and potential for advancement.

The following sections provide an overview of each element of executive compensation for 2022. See “Elements of Named Executive Officer Compensation” above for a detailed explanation and the purpose of each such element.

Base Salary

Base salaries for the Named Executive Officers for the financial year ending December 31, 2022 are as follows:

Name and Position	2022 Base Salary	Increase from 2021
Jason Simpson, President and Chief Executive Officer	$525,088	10.5%
Etienne Morin, Chief Financial Officer	$317,125	8.6%
Andrew Cormier, Chief Operating Officer	$332,500	8.1%
Chafika Eddine, Chief Sustainability Officer (1)	$285,000	-
Sylvain Guerard, Senior Vice-President, Exploration	$275,000	7.2%

Notes:

(1)	Ms. Eddine was appointed as Chief Sustainability Officer of the Corporation on March 1, 2022. Her annual base salary for 2022 is presented as annualized.

Short-term Incentive Plan

The following table presents the target short-term incentive awards as a percentage of base salary and the split between the corporate and individual performance objectvies. For the financial year ended December 31, 2022, the short-term incentive award target for the Chief Financial Officer, Chief Operating Officer and Chief Sustainability Officer were increased from 65% to 70%, and the weight between corporate and individual objectives has been adjusted to 70% and 30%, respectively, compared to 60% and 40% in 2021. These changes were made to more closely align the executive’s compensation with the overall success of the Corporation.

Position	Targeted Short-Term Incentive (% of Base Salary)	Corporate Objectives	Individual Performance
Jason Simpson, President and Chief Executive Officer	100%	80%	20%
Etienne Morin, Chief Financial Officer	70%	70%	30%
Andrew Cormier, Chief Operating Officer	70%	70%	30%
Chafika Eddine, Chief Sustainability Officer (1)	70%	70%	30%
Sylvain Guerard, Senior Vice-President, Exploration	50%	40%	60%

Corporate Objectives

For the financial year ended December 31, 2022, the corporate objectives were developed by the HRCC based on discussions with each of the executive officers. The objectives are predicated on the Corporation’s strategic priorities and strategy and were adopted and recommended by the HRCC and approved by the Board in March 2022. Performance against the corporate objectives will be assessed by the HRCC at the end of the 2022 financial year based on its review of the achievement of the objective. Each objective will then be assigned a multiplier between 0% to 200%, with a multiplier of 100% assigned for an objective that was met, a lower multiplier assigned if the Corporation underperformed or there were gaps to expectations, and a higher multiplier assigned where the executive exceeds or far exceeds expectations. The following table describes the Corporation objectives for the financial year ended December 31, 2022 and the relevant weight of each objective.

2022 Corporate Objectives
	Weight		Weight
Environment, Social and Governance (ESG) • Long term injury frequency rate • Community health • Environmental incidents • Sustained operations	25%	Strategic Objectives • Exploration • Project development • Corporate development • Improved balance sheet	25%
Production • Gold poured versus guidance	25%	Expenditure • Operating cost • Capital cost	25%

Individual Objectives

Together with the Chair of the HRCC, each executive also developed personal component objectives for 2022, which were adopted and recommended by the HRCC and approved by the Board in March 2022. Achievement of the personal objectives will be based on an assessment by the HRCC at the end of the 2022 financial year, including through consultations with the Named Executive Officers on an as-needed basis. Each objective will then be assigned a multiplier between 0% to 200% using the same methodology as the corporate objectives.

Long-term Incentive Plan

The following table sets forth the target LTIP grant approved by the HRCC for the fiscal year ended December 31, 2022. The grants are based on a percentage of base salary for each Named Executive Officer, and allocated among stock options and RSUs. For 2022, the HRCC approved certain changes to the LTIP program from 2021 to align the Corporation with market practice. These changes included rebalancing the LTIP awards for the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer from: (i) 40% stock options and 60% RSUs; to (ii) 60% options and 40% RSUs, and increasing the vesting schedule of stock option awards by one year.

Position	Target LTIP (% of Base Salary)	Stock Options(1)	RSUs
Jason Simpson, President and Chief Executive Officer	150%	60%	40%
Etienne Morin, Chief Financial Officer	100%	60%	40%
Andrew Cormier, Chief Operating Officer	100%	60%	40%
Chafika Eddine, Chief Sustainability Officer (1)	-	-	-
Sylvain Guerard, Senior Vice-President, Exploration	40%	50%	50%

Notes:
(1)	Stock options will vest one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant and one-third on the third anniversary of the date of grant.
(2)	Ms. Eddine, the Corporation’s Chief Sustainability Officer, was appointed on March 1, 2022 and received an initial stock option award of 250,000 options at an exercise price of $5.37 per share. Accordingly, Ms. Eddine did not participate in the 2022 LTIP program.

Director Compensation

Director Compensation

The objective of the Corporation’s compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the performance and growth of the Corporation. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In addition, in order to appropriately align the interests of members of the Board with those of Shareholders, the Board has implemented a director share ownership policy. See “Statement of Corporate Governance – Corporate Governance Policies – Share Ownership Policy.”

For 2022 and concurrent with the HRCC’s review of the Corporation’s approach to executive compensation, the HRCC reviewed the compensation program for directors. Southlea completed a market review of pay levels for the 2022 Peer Group, indicating a gap to the 50th percentile of total compensation. To reduce this gap, the Board approved a two-year phased increase to position the Corporation’s director compensation slightly above the 25th percentile for 2022 and near the 50th percentile for 2023. The changes to the Corporation’s compensation program for directors are intended to better align the Corporation’s practices with the 2022 Peer Group and to reflect an appropriate level of remuneration given the Corporation’s evolution into a producing mining company.

The following table sets forth the 2021 and 2022 compensation program for directors of the Corporation, as recommended by the HRCC and approved by the Board.

			2021	2022
Base	Board Member	Cash Retainer	$25,000	$45,000
		Equity Retainer (1)	$75,000	$90,000
Total	Base Compensation for Non-Chair Director		$100,000	$135,000
Additional Cash Retainer	Committee Chair	Audit	$10,000	$15,000
		HRCC	$10,000	$15,000
		ESH&S	$5,000	$10,000
		CGNC	$5,000	$10,000
Base	Board Chairman	Cash Retainer	$50,000	$80,000
		Equity Retainer (1)	$150,000	$150,000
Total	Compensation for Non-Chairman		$200,000	$230,000

Notes:
(1)	The equity retainer awards are allocated equally between stock options and DSUs.

The following table sets out certain information respecting the compensation paid to non-executive directors (being those directors of the Corporation who were not Named Executive Officers) during the financial year ended December 31, 2021:

Director’s Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(1) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Charles Jeannes	$50,000	$75,000	$75,000	Nil	Nil	Nil		$200,000
George Albino	$30,000	$37,500	$37,500	Nil	Nil	Nil		$105,000
Eric Colby (3)	Nil	Nil	Nil	Nil	Nil	Nil	$	Nil
Tim Haldane	$30,000	$37,500	$37,500	Nil	Nil	Nil		$105,000
Richard Hall	$35,000	$37,500	$37,500	Nil	Nil	Nil		$110,000
Elizabeth McGregor	$35,000	$37,500	$37,500	Nil	Nil	Nil		$110,000
Jean Robitaille	$25,000	$37,500	$37,500	Nil	Nil	Nil		$100,000
David Stephens	$25,000	$37,500	$37,500	Nil	Nil	Nil		$100,000

Notes:
(1)	Share-based awards and option-based awards are allocated equally between stock options and DSUs.
(2)	The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used in the fair value calculation: risk-free interest rate – 0.95%; expected life five years; expected annualized volatility – 45%; expected dividend rate – nil. This is consistent with the methodology used by the Corporation in its audited financial statements.
(3)	Mr. Eric Colby was appointed to the Board in December 2020 and is the director nominee of Newmont. As an employee of Newmont, he voluntarily waived all compensation entitlements in 2021.

Directors – Option-Based and Share-Based Awards

The table below reflects the incentive plan awards for each non-executive director outstanding as at December 31, 2021.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In- the-Money Options (1) ($)	Number of Shares or Units That Have Not Vested (#)			Market or Payout Value of Share- Based Awards That Have Not Vested(2) ($)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed ($)		Number of DSUs(3) (#)	Market Value of Unvested DSUs (3) ($)
Charles Jeannes	600,000	$1.39	Jun 23, 2022	$2,064,000	500,000	(4)		$2,415,000	$	Nil	180,317	$870,931
	132,743	$1.25	Jun 27, 2023	$475,220
	159,236	$1.06	Mar 29, 2024	$600,320
	85,812	$2.21	Mar 25, 2025	$224,827
	39,083	$4.80	Mar 24, 2026	$1,172

George Albino	66,372	$1.25	Jun 27, 2023	$237,612	Nil		$	Nil	$	Nil	97,234	$469,640
	95,541	$1.06	Mar 29, 2024	$360,190
	42,906	$2.21	Mar 25, 2025	$112,414
	19,541	$4.80	Mar 24, 2026	$586

Tim Haldane	300,000	$1.39	Jun 23, 2022	$1,032,000	Nil		$	Nil	$	Nil	97,234	$469,640
	66,372	$1.25	Jun 27, 2023	$237,612
	95,541	$1.06	Mar 29, 2024	$360,190
	42,906	$2.21	Mar 25, 2025	$112,414
	19,541	$4.80	Mar 24, 2026	$586

Richard Hall	300,000	$1.39	Jun 23, 2022	$1,032,000	Nil		$	Nil	$	Nil	104,309	$503,812
	66,372	$1.25	Jun 27, 2023	$237,612
	111,465	$1.06	Mar 29, 2024	$420,223
	42,906	$2.21	Mar 25, 2025	$112,414
	19,541	$4.80	Mar 24, 2026	$586

Elizabeth McGregor	103,212	$1.65	Aug 13, 2024	$328,214	Nil		$	Nil	$	Nil	60,495	$292,191
	42,906	$2.21	Mar 25, 2025	$112,414
	19,541	$4.80	Mar 24, 2026	$586

Jean Robitaille	300,000	$1.39	Jun 23, 2022	$1,032,000	Nil		$	Nil	$	Nil	90,158	$435,463
	66,372	$1.25	Jun 27, 2023	$237,612
	79,618	$1.06	Mar 29, 2024	$300,160
	42,906	$2.21	Mar 25, 2025	$112,414
	19,541	$4.80	Mar 24, 2026	$586

David Stephens	117,450	$1.00	May 15, 2024	$449,834	Nil		$	Nil	$	Nil	77,281	$373,267
	42,906	$2.21	Mar 25, 2025	$112,414
	19,541	$4.80	Mar 24, 2026	$586

Eric Colby	Nil	N/A	N/A	N/A	Nil		$	Nil	$	Nil	Nil	N/A

Notes:

(1)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2021 of $4.83 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated using market price at December 31, 2021 of $4.83.
(3)	DSU awards vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Corporation. For more meaningful disclosure, information is provided on unredeemed DSUs rather than unvested DSUs (as there are no unvested DSUs). The unredeemed value of DSUs is calculated using the closing market price of the Common Shares on the TSX on December 31, 2021 of $4.83.

(4)	Upon the recommendation of the Compensation Committee, the Board approved a one-time award of 500,000 Common Shares (the “Bonus Shares”) to Mr. Jeannes at a deemed issue price of $1.39 per Bonus Share (the “Issue Price”) in consideration for Mr. Jeannes acting as Chairman of the Board. The Issue Price is equal to the closing price of the Common Shares on the TSX Venture Exchange on June 23, 2017. The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director.

Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Corporation with respect to each non-executive director of the Corporation during the financial year ended December 31, 2021.

Name of Director	Option-Based Awards - Value Vested During the Year (1) ($)		Share-Based Awards – Value Vested During the Year (2) ($)		Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Charles Jeannes		$275,415		$75,000	$	Nil
George Albino		$157,613		$37,500	$	Nil
Tim Haldane		$157,613		$37,500	$	Nil
Richard Hall		$177,518		$37,500	$	Nil
Elizabeth McGregor		$142,775		$37,500	$	Nil
Jean Robitaille		$137,711		$37,500	$	Nil
David Stephens		$189,697		$37,500	$	Nil
Eric Colby	$	Nil	$	Nil	$	Nil

Notes:

(1)	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.
(2)	“Value vested during the year” for share based awards means the aggregate dollar value of the Common Shares that would be issued on the vesting of the DSUs. This amount is calculated using the closing market price of the Common Shares on the TSX on the dates on which the DSUs were awarded.

DSUs

DSUs are issued pursuant to the Corporation’s deferred share unit plan (the “DSU Plan”). Each DSU granted, subject to the terms of the DSU Plan, entitles such holder to receive upon redemption, at the discretion of the Board, one Common Share, the cash equivalent thereof or a mix of both. DSUs vest immediately upon award; however, DSUs can only be redeemed when the DSU holder ceases to be a director of the Corporation. See “Securities Authorized for Issuance Under the Equity Compensation Plans” for additional information on the DSU Plan.

Securities Authorized for Issuance Under the Equity Compensation Plans

The following table sets forth aggregated information as at December 31, 2021, with respect to the compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance.

Plan Category		Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Stock options	9,900,874	(1)	$1.86	12,366,916	(1)
	RSUs	707,840		N/A	2,279,027	(2)
	DSUs	707,028		N/A	1,292,972	(3)
	Total	11,315,742		N/A	15,938,915
Equity compensation plans not approved by securityholders	Stock options	Nil		N/A	Nil
	Bonus shares(4)	500,000		N/A	Nil
Total:		11,815,742			15,938,915

Notes:

(1)	The aggregate number of Common Shares reserved for issuance in respect of all outstanding stock options granted under the Stock Option Plan and all other security-based compensation arrangements of the Corporation cannot exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis).
(2)	The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 2,514,118 Common Shares. As at December 31, 2021, 235,091 RSUs had been issued under the RSU Plan. Under the Prior RSU Plan (as defined below), the aggregate maximum number of Common Shares available for issuance could not exceed 3,000,000. 1,538,086 RSUs had been issued under the Prior RSU Plan prior to its replacement with the RSU Plan. No further grants are permitted to be made under the Prior RSU Plan and such plan will be terminated once the existing grants have vested or been forfeited.
(3)	The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares.
(4)	Upon the recommendation of the HRCC, the Board approved a one-time award of 500,000 Bonus Shares to Charles Jeannes at a deemed Issue Price of $1.39 per Bonus Share in consideration for Mr. Jeannes acting as Chairman of the Board. The Issue Price is equal to the closing price of the Common Shares on the TSX Venture Exchange on June 23, 2017. The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director.

10% Rolling Stock Option Plan

The Corporation’s existing 10% rolling Stock Option Plan was implemented to provide effective incentives to senior officers, directors, employees (including management company employees) or consultants of the Corporation or its subsidiaries (the “Eligible Persons”) and to enable the Corporation to attract, retain and motivate experienced and qualified individuals in those positions by providing such individuals with the opportunity to acquire, through Common Share options, an increased proprietary interest in the Corporation. Upon exercise of an option, subject to the terms of the Stock Option Plan, such holder is entitled to receive one Common Share. As at May 12, 2022, there were 8,492,454 options outstanding under the Stock Option Plan, representing 3.4% of the outstanding Common Shares and 14,016,819 options remain available for grant (after taking into account the outstanding RSUs and DSUs), representing 5.6% of the outstanding Common Shares.

The total number of options which may be granted to any one person under the Stock Option Plan within any 12 month period, together with all other security based compensation arrangements of the Corporation (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), shall not exceed 5% of the issued and outstanding Common Shares. In addition, the maximum number of Common Shares which may be reserved for issuance under options granted to insiders (as a group) under the Stock Option Plan, together with any other security based compensation arrangements of the Corporation, shall be 10% of the Common Shares. Accordingly, a maximum of 14,016,819 options remain available for grant to insiders (representing 5.6% of the outstanding Common Shares).

All options granted by the Corporation to date have had a term of five years expiring on the fifth anniversary of the date of the grant. Prior to the 2022 LTIP awards, options were issued with vesting conditions being one-third on the date of the grant, one-third on the first anniversary and one-third on the second anniversary of the grant. Commencing with the 2022 LTIP awards, options are issued with vesting conditions being one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant and one-third on the third anniversary of the date of grant. For a description of the material terms of the Stock Option Plan, see Schedule “B”.

The following table sets out the burn rate of stock options for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate(1)
2021	678,347	241,379,000	0.3%
2020	2,233,438	217,146,000	1.0%
2019	2,199,322	182,619,000	1.2%

Notes:

(1)	The “burn rate” is defined as the number of stock options granted in a fiscal year divided by the weighted average number of Common Shares outstanding in that year. The weighted average number of Common Shares outstanding is the number of Common Shares outstanding at the beginning of the period, adjusted by the number of Common Shares bought back or issued during the period multiplied by a time-weighting factor. Time-weighting factor is the number of days that the Common Shares are outstanding as a proportion of the total number of days in the period.

Restricted Share Unit Plan

The Corporation’s RSU Plan dated April 2, 2020, was approved by Shareholders at the annual meeting held on May 13, 2020, and was implemented to provide for a wide range of incentive plans to attract, retain and encourage eligible employees, directors and consultants of the Corporation due to the opportunity offered to them to acquire a proprietary interest in the Corporation and to secure for the Corporation and Shareholders the benefits inherent in the ownership of Common Shares by such persons. Each RSU granted, subject to the terms of the RSU Plan, entitles such holder to receive one Common Share. The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 2,514,118 Common Shares (being 1.0% of the outstanding Common Shares).

The RSU Plan replaced the prior restricted share unit plan (the “Prior RSU Plan”) as the only restricted share unit plan of the Corporation. Prior to its replacement, 1,538,086 RSUs were granted under the Prior RSU Plan, all of which remained subject to the terms of such plan. However, no further grants are permitted to be made under the Prior RSU Plan and such plan will be terminated once the existing grants have vested or been forfeited.

As at May 12, 2022, a total of 1,945,478 RSUs had been granted under the RSU Plan and the Prior RSU Plan, of which 477,711 RSUs remain outstanding, representing 0.2% of the outstanding Common Shares. In addition, a total of 407,392 RSUs had been granted under the RSU Plan and 2,106,726 RSUs remain available for grant, representing 0.8% of the outstanding Common Shares.

The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares. In addition, the maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the RSU Plan, or together with any other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of RSUs which may be granted to each director who is not also an eligible employee, together with all other security-based compensation arrangements, shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU in any financial year). Accordingly, a maximum of 2,106,726 RSUs remain available for grant to insiders (representing 0.8% of the outstanding Common Shares).

RSUs vest one-third on each of the first, second and third anniversary of the date of grant. For a description of the material terms of the RSU Plan, see Schedule “B”.

The following table sets out the burn rate of RSUs since adoption of the RSU Plan:

Year	RSUs Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate
2021	235,091	241,379,000	0.1%
2020	320,447	217,146,000	0.1%
2019	849,639	182,619,000	0.5%

Deferred Share Unit Plan

The Corporation’s existing DSU Plan which, among other things, provides for the award of DSUs to directors who, at the relevant time, are not otherwise employees or consultants of the Corporation or of any of its affiliates, as further described below. Each DSU granted, subject to the terms of the DSU Plan, entitles such holder to receive one Common Share. The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares (representing 0.8% of the outstanding Common Shares). As at May 12, 2022, there are 764,720 DSUs outstanding under the DSU Plan, representing 0.3% of the outstanding Common Shares, and 1,235,280 DSUs remain available for grant, representing 0.5% of the outstanding Common Shares.

The maximum number of Common Shares issuable to any one person, in a 12-month period, pursuant to the DSU Plan and any other security-based compensation arrangements of the Corporation (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. Accordingly, a maximum of 1,235,280 DSUs remain available for grant to insiders (representing 0.5% of the outstanding Common Shares).

DSUs vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Corporation.

The following table sets out the burn rate of DSUs since adoption of the DSU Plan:

Year	DSUs Granted	Weighted Average Securities Outstanding	Burn Rate
2021	62,503	241,379,000	0.0%
2020	135,745	217,146,000	0.1%
2019	328,780	182,619,000	0.2%

For a description of the material terms of the DSU Plan, see Schedule “B”.

Indebtedness of Directors and Executive Officers

None of the directors and executive officers, or former directors or executive officers, nor any associate of such individuals, of the Corporation is as at the date hereof, or has been, during the financial year ended December 31, 2021, indebted to the Corporation or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Orla or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Management is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Orla or any of its affiliates or subsidiaries.

Other Business

Management knows of no amendment, variation or other matter to come before the Meeting other than those set forth in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the Common Shares represented by the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

SHAREHOLDER PROPOSALS

The CBCA permits certain eligible shareholders to submit shareholder proposals to the Corporation, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders in 2023 is February 18, 2023. It is the Corporation’s position that Shareholder proposals need be recognized only if made in accordance with the provisions of the CBCA.

Additional Information

Additional information relating to the Corporation can be found under the Corporation’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s comparative financial statements for the year ended December 31, 2021 and 2020, and related and management’s discussion and analysis which can be found under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or on the Corporation’s website at www.orlamining.com. Shareholders may also obtain these documents, without charge, upon request at Orla Mining Ltd., Suite 202 - 595 Howe St, Vancouver, British Columbia, V6C 2T5.

Approval of Directors

The contents and the sending of this Circular have been approved by the directors of the Corporation and a copy of this Circular has been sent to each director, the auditor of the Corporation and each Shareholder entitled to notice of the Meeting.

DATED as of the 12th day of May, 2022.

“Jason Simpson”
JASON SIMPSON President, Chief Executive Officer and Director

Schedule “A”

BOARD MANDATE

See attached.

ORLA MINING LTD.

MANDATE OF THE BOARD OF DIRECTORS

INTRODUCTION

The directors of Orla Mining Ltd. (the “Company” or “Orla”) are elected by the Company’s shareholders and are responsible for the stewardship of the business and affairs of the Company. The board of directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the long-term operational and financial goals and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

1.       DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Corporate Governance & Nominating Committee, the Environmental, Sustainability, Health & Safety Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Orla’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Appointment of Management

(a)	The Board is responsible for approving the appointment of Orla’s Chief Executive Officer and other senior officers. The Compensation Committee is responsible for approving the compensation of the Chief Executive Officer and the other executive officers, senior management and key personnel of the Company.

(b)	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

(c)	The Board oversees that succession planning programs are in place, including the appointment and monitoring of senior management. The Board is responsible for approving succession plans for the Chief Executive Officer and the other senior officers of the Company.

Board Organization

(a)	The Board is responsible for managing its own affairs including approving its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee appointments and committee mandates.

(b)	The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation matters relating to the Board, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

(a)	The Board has oversight responsibility to participate directly, and through its committees, in developing, reviewing and approving the business objectives and goals of the Company.

(b)	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals.

(c)	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

(d)	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view of maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

(a)	The Board is responsible for enhancing congruence between shareholder expectations, corporate objectives and management performance.

(b)	The Board is responsible for:

(i)	monitoring the Company’s progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and

(ii)	taking action when Orla’s performance falls short of its goals, or when other special circumstances warrant.

(c)	The Board is responsible for reviewing and approving the annual consolidated audited financial statements, the interim consolidated financial statements, and the notes and management’s discussion and analysis accompanying such financial statements, as well as Orla’s management information circular and annual information form.

(d)	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under Orla’s governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material assets and material expenditures.

Risk Management

(a)	The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to Orla’s shareholders.

Environmental Oversight

(a)	The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws.

Policies and Procedures

(a)	The Board is responsible for:

(i)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated;

(ii)	approving policies and procedures designed to ensure that Orla operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

(b)	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

(a)	The Board will review from time to time as circumstances warrant the Company’s corporate disclosure procedures to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

(b)	The Board is responsible for:

(i)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(ii)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(iii)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(iv)	reporting annually to shareholders on its stewardship for the preceding year; and

(v)	overseeing Orla’s implementation of systems to accommodate feedback from shareholders.

2.       ADOPTION

ADOPTED AND APPROVED by the Board on December 6, 2016.

AMENDED AND APPROVED by the Board on August 10, 2020.

Schedule “B”

EQUITY COMPENSATION PLAN SUMMARIES

10% Rolling Stock Option Plan

The following provides a summary of the Stock Option Plan. The below summary is qualified in its entirely by the full text of the Stock Option Plan, which is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Stock Option Plan shall be administered by the Board or a committee established by the Board for that purpose. Subject to approval of the granting of options by the Board, the Corporation shall grant options under the Stock Option Plan.

The Stock Option Plan provides that the aggregate number of Common Shares of the Corporation which may be available for issuance under the Stock Option Plan, together with Common Shares issuable under all security based compensation arrangements, will not exceed 10% of the total number of Common Shares of the Corporation issued and outstanding from time to time.

(a)	The maximum aggregate number of Common Shares which may be reserved for issuance to any one person under the Stock Option Plan, together with Common Shares issuable under all security based compensation arrangements, shall not exceed 5% of the issued and outstanding shares of the Corporation, calculated on the date an option is granted to such individual (on a non-diluted basis).

(b)	The maximum number of Common Shares which may issuable at any time to insiders (as a group) under the Stock Option Plan, or together with any other security based compensation arrangements of the Corporation, shall be 10% of the issued and outstanding Common Shares at the time of the grant (on a non-diluted basis).

(c)	The maximum number of Common Shares which may be issued within any one year period to insiders (as a group) under the Stock Option Plan, or together with any other security based compensation arrangements of the Corporation, shall be 10% of the issued and outstanding Common Shares.

(d)	The maximum equity value that may be granted to each non-employee director under the Stock Option Plan, together with all security-based compensation arrangements of the Corporation, shall not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of stock options granted under the Stock Option Plan.

The exercise price for the Common Shares of the Corporation under each option shall be determined by the Board on the basis of the “market price”, where “market price” shall mean the prior trading day closing price of the Common Shares on the TSX, and where there is no such closing price or trade on the prior trading day, “market price” shall mean the average of the daily high and low board lot trading prices of the Common Shares on the TSX for the five immediately preceding trading days. Subject to the provisions of the Stock Option Plan and the particular option, an option may be exercised by delivering a written notice of exercise to the Corporation along with payment in cash or certified cheque for the full amount of the purchase price of the Common Shares then being purchased. The Stock Option Plan does not contemplate that the Corporation will provide financial assistance to participants for the exercise or settlement of awards under the Stock Option Plan.

The period within which options may be exercised and the number of options which may be exercised in any such period are determined by the Board at the time of granting the options provided, however, that the maximum term of any options awarded under the Stock Option Plan is 10 years. On the expiry date of an option it will expire and terminate, subject to any extension of such expiry date permitted in accordance with the Stock Option Plan.

An optionee who ceases to be an Eligible Person (as defined in the Stock Option Plan) for any reason other than as a result of having been dismissed for cause or as a result of the optionee’s death, may exercise any vested and unexpired options held by such optionee for a period of 90 days (or until the normal expiry date of the option rights of such optionee if earlier) from the date of cessation (unless such period is extended by the Board). In the event of death of an optionee, the optionee’s representative may exercise any vested and unexpired options held by the optionee for a period of 12 months from the optionee’s death (or until the normal expiry date of the option rights of such optionee if earlier). If an optionee ceases to be either an Eligible Person as a result of having been dismissed from any such position for cause, all unexercised option rights of that optionee under the Stock Option Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such optionee under the Stock Option Plan.

In the event that the expiry date of an option expires during, or within 48 hours of a trading blackout period imposed by the Corporation, and neither the Corporation nor the individual in possession of the options is subject to a cease trade order in respect of the Corporation’s securities, then the expiry date of such option shall be automatically extended to the 10th business day following the end of the blackout period.

Options granted under the Stock Option Plan will be non-assignable and non-transferable by an optionee other than pursuant to a will or by the laws of descent and distribution, and such option will be exercisable, during an optionee’s lifetime, only by the optionee.

The Stock Option Plan contains provisions for the treatment and appropriate adjustment of options in relation to capital changes and with regard to a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Stock Option Plan may contain such provisions as the Board may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If a bona fide offer ( an “Offer”) for Common Shares is made to shareholders of the Corporation generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of applicable Canadian securities laws, all optioned shares subject to such stock option will become vested and the stock option may be exercised in whole or in part so as to permit the optionee to tender the optioned shares received upon such exercise, pursuant to the Offer.

In the event of (i) a Change of Control (as defined in the Stock Option Plan), and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the Eligible Person for any reason other than just cause, or the Eligible Person resigns for “Good Reason” as defined in the employment agreement then all of a that person’s stock options will immediately vest on the date of such termination. In such event, all vested stock options will be exercisable, conditionally or otherwise, from such date until their respective expiry dates, subject to the terms of any employment agreement or other contractual arrangement between the person and the Corporation. If the person elects to exercise its stock options following a Change of Control, the holder of stock options shall be entitled to receive, and shall accept, in lieu of the number of Common Shares which the holder was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had the holder been the registered holder of the number of Common Shares to which it was entitled to purchase upon exercise of such stock options.

The Board may terminate, discontinue or amend the Stock Option Plan at any time, provided that, without the consent of an option holder, such termination, discontinuance or amendment may not in any manner adversely affect such optionee’s rights under any stock option granted under the Stock Option Plan.

The Board may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Stock Option Plan or options under the Stock Option Plan:

(a)	amendments to increase the number of Common Shares which may be issued pursuant to the Stock Option Plan, other than adjustments by virtue of Section 15 of the Stock Option Plan;

(b)	amendments to reduce the exercise price, or cancel and reissue stock options;

(c)	amendments that extend the term of a stock option beyond the original expiry;

(d)	amendments to the definition of “Eligible Persons” under the Stock Option Plan that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation in Section 5 of the Stock Option Plan;

(e)	amendments to Section 14 of the Stock Option Plan that would permit stock options, or any other right or interest of an optionee under the Stock Option Plan, to be assigned or transferred, other than for normal estate settlement purposes;

(f)	amendments to the amendment provisions in Section 21 of the Stock Option Plan; or

(g)	amendments to the participation limits in Section 5 of the Stock Option Plan.

The Board may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the Stock Option Plan or options under the Stock Option Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the exercise procedures or vesting provisions of a stock option or the Stock Option Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	to the take-over bid provisions provided for in Section 16 of the Stock Option Plan or the change of control provisions provided for in Section 17 of the Stock Option Plan. For greater certainty, any change made to Section 16 of the Stock Option Plan or Section 17 of the Stock Option Plan shall not allow optionees to be treated any more favourably than other holders of Common Shares with respect to the consideration that the optionees would be entitled to receive for their Common Shares in the event of a take-over bid or upon a Change of Control;

(e)	amendments to reflect changes to applicable securities laws; and

(f)	amendments to ensure that the stock options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a person to whom a stock option has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Pursuant to the TSX Company Manual, the following amendments will continue to be subject to security holder approval, notwithstanding the amendment provisions included in the Stock Option Plan: (i) any increase in the number of securities reserved for issuance under a plan or plan maximum; (ii) any reduction in exercise price of options or purchase price of other entitlements which benefits an insider; (iii) any amendment that extends the term of options or other entitlements beyond the original expiry and that benefits an insider of the issuer; (iv) any amendment to remove or exceed the insider participation limits; and (v) amendments to an amending provision within a security-based compensation arrangement. In addition, the TSX requires that the exercise price for any stock option granted under a security-based compensation arrangement or otherwise, must not be lower than the market price of the securities at the time the option is granted.

The Stock Option Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on May 14, 2021.

Restricted Share Unit Plan

The following provides a summary of the RSU Plan. The below summary is qualified in its entirely by the full text of the RSU Plan, which is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The RSU Plan provides that RSUs may be granted by the Board, or, if the Board so delegates, by the Human Resources and Compensation Committee which administers the RSU Plan to eligible employees, directors, officers and consultants of the Corporation or an affiliate as remuneration to such participant, as determined in the sole and absolute discretion of the HRCC. The number of RSUs awarded will be credited to the participant’s account effective as of the grant date. The HRCC shall from time to time determine the participants to whom RSUs shall be granted and the provisions and restrictions with respect to such grant and the HRCC may take into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Corporation and any other factors which the HRCC deems appropriate and relevant.

The RSU Plan replaced the Prior RSU Plan as the only restricted share unit plan of the Corporation. All prior grants made under the Prior RSU Plan remain subject to the terms of such plan, however, no further grants are permitted to be made under the Prior RSU Plan and such plan will be terminated once the existing grants have vested or been forfeited.

The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 2,514,118. The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this summary excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of RSUs which may be granted to insiders (as a group), within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of RSUs which may be granted to each director who is not also an eligible employee, together with all other security based compensation arrangements, shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU or DSU, as the case may be (the “Market Value”) in any financial year).

For purposes of determining the number of Common Shares that remain available for issuance under the RSU Plan, the number of Common Shares underlying any grants of RSUs that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled without the Restricted Period (as defined below) having expired shall be added back to the RSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of RSUs that are issued shall not be available for future grant.

Each RSU granted to a participant, subject to the terms of the RSU Plan, entitles such participant to receive one Common Share for each RSU on the date following the period of time that such RSU is not exercisable and the participant holding such RSU is ineligible to receive Common Shares (the “Restricted Period”) or such date after the after the Restricted Period to which the participant, other than a US Participant (as defined below), has elected to defer receipt of the Common Shares (the “Deferred Payment Date”) provided, that for a US Participant, the date of issuance shall not be more than 90 days after the end of the Restricted Period and provided further, that such participant does not have a choice as to the taxable year of issuance. Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

The HRCC will have the absolute discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been Common Shares, divided by the Market Value of the Common Shares on the date on which dividends were paid by the Corporation.

Unless otherwise determined by the HRCC, in the event that any Restricted Period expires or, if applicable, any Deferred Payment Date occurs during, or within 48 hours after, a self-imposed blackout period on the trading of securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such blackout period has expired.

If the employment or services of the participant that has been continuously employed by the Corporation or an affiliate since the date the RSUs were granted are terminated during the Restricted Period, for any reason other than death, disability, termination without cause or resignation for good reason, then, except as provided for in the RSU grant letter or as determined by the HRCC in its sole discretion, all RSUs will be forfeited by the participant (other than any vested RSUs that have been deferred prior to such termination or resignation), and be of no further force and effect, as of the date of termination or resignation. In the event of termination without cause or resignation for good reason during the Restricted Period, the Corporation shall issue forthwith Common Shares in accordance with the RSUs held by the participant on the date of termination, notwithstanding any applicable Deferred Payment Date, provided, that for a participant who would be subject to taxation under the United States Internal Revenue Code of 1986, as amended (a “US Participant”), the date of issuance or payment shall not be more than 90 days after the date of the participant’s termination or resignation and provided further, that such US Participant does not have a choice as to the taxable year of payment. In the event of termination without cause or resignation for good reason following the Restricted Period and prior to the Deferred Payment Date, the Corporation shall issue forthwith Common Shares in accordance with the RSUs held by the participant. In the event of death, any Common Shares represented by RSUs held by the participant on the date of the participant’s death shall be immediately issuable by the Corporation notwithstanding any Deferred Payment Date, provided, that for a US Participant, the date of issuance shall not be more than 90 days after the date of the participant’s death and provided further, that such participant’s estate does not have a choice as to the taxable year of issuance. In the event of the total disability of a participant, any Common Shares represented by RSUs held by the participant on the date on which the participant is determined to be totally disabled, shall be immediately issuable by the Corporation notwithstanding any applicable Deferred Payment Date(s), provided, that for a US Participant the date of issuance shall not be more than 90 days after the date on which the participant is determined to be totally disabled and provided further, that such participant does not have a choice as to the taxable year of issuance. In the event of (i) a Change of Control (as defined in the RSU Plan), and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the participant for any reason other than just cause, then all unvested RSUs outstanding shall immediately vest on the date of such termination, and the Corporation shall forthwith issue the Common Shares to the participant, notwithstanding any stated vesting period or any applicable Deferred Payment Date; provided, that for a US Participant, except as described below in this paragraph, the date of issuance shall not be more than 90 days after the date of the participant’s termination and provided further, that such participant does not have a choice as to the taxable year of issuance. In any event, upon a Change of Control, participants shall not be treated any more favourably than Shareholders with respect to the consideration that the participants would be entitled to receive for their Common Shares, provided, however, that for a US Participant, any issuance must occur in full within five years of the date of the Change of Control.

Pursuant to the terms of the RSU Plan, the Board or the HRCC, as the case may be, may discontinue or amend the RSU Plan at any time, provided that, without the consent of a participant, such discontinuance or amendment may not in any manner adversely affect the participant’s rights under any RSU granted under the RSU Plan.

The Board or the HRCC may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the RSU Plan or RSUs under the RSU Plan:

(a)	amendments to increase the number of Common Shares, subject to the RSU Plan, which may be issued pursuant to the RSU Plan;

(b)	amendments to the definition of “Participant” under the RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(c)	amendments to cancel and reissue RSUs;

(d)	amendments to the amendment provisions of the RSU Plan;

(e)	amendments that extend the term of an RSU;

(f)	amendments to the participation limits as set out in the RSU Plan; or

(g)	amendments that would permit RSUs, or any other right or interest of a participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the HRCC may, subject to receipt of requisite regulatory approval, where required, but not subject to Shareholder approval, in its sole discretion make all other amendments to the RSU Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of an RSU or the RSU Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the RSUs granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom an RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the HRCC in the number of Common Shares available under the RSU Plan and the number of Common Shares subject to any RSUs. If there is an increase in the number of Common Shares outstanding for any reason, other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset), there will be no adjustment to the number of Common Shares that a participant will receive under his or her RSU grant letter award and no adjustment to the number of Common Shares available under the RSU Plan.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

The RSU Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on May 13, 2020.

Deferred Share Unit Plan

The following provides a summary of the DSU Plan. The below summary is qualified in its entirely by the full text of the DSU Plan, which is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The purpose of the DSU Plan is to strengthen the alignment of interests between the eligible directors and Shareholders by linking a portion of annual director compensation, as determined by the HRCC from time to time, to the future value of the Common Shares. In addition, the DSU Plan advances the interests of the Corporation by motivating, attracting and retaining the directors of the Corporation and its affiliates and encouraging their commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares. The DSU Plan is administered by the Board, or, if the Board so delegates, by the HRCC. The HRCC has full discretionary authority to administer the DSU Plan, including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the HRCC deems necessary to comply with the provisions of the DSU Plan.

Subject to certain adjustments, the aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000. The maximum number of Common Shares issuable to any one person, in a 12 month period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this summary excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable to insiders (as a group) pursuant to the DSU Plan, or together with any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of DSUs which may be granted to insiders (as a group), within any one year period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of DSUs which may be granted to each eligible director who is not also an employee or consultant of the Corporation or any affiliate, together with all security based compensation arrangements of the Corporation, shall not exceed $150,000 (based on the Market Value of the DSUs) in any financial year.

For purposes of determining the number of Common Shares that remain available for issuance under the DSU Plan, the number of Common Shares underlying any grants of DSUs that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled shall be added back to the DSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of DSUs that are issued shall not be available for future grant.

Under the DSU Plan, non-executive directors may receive a grant of DSUs, as determined by the HRCC from time to time. Each DSU entitles the participant to payment in fully-paid Common Shares, issued from the treasury of the Corporation, a cash payment, in an amount equal to the number of DSUs held by the participant on the date the participant ceases to be an eligible director for any reason whatsoever (the “Separation Date”) multiplied by the fair market value of one Common Share on the date the DSU is redeemed, in lieu thereof, or any combination thereof, at the HRCC’s discretion. DSUs must be retained until the eligible director leaves the Board, at which time the DSUs will be paid out. In the event dividends are declared and paid, additional DSUs may be credited to reflect dividends paid on the Common Shares, at the absolute discretion of the HRCC. In such case, the number of additional DSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the DSUs in the participant’s account had been Common Shares divided by the Market Value of a Common Share on the date on which dividends were paid by the Corporation.

Unless otherwise determined by the HRCC, in the event that any Separation Date occurs during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, settlement of the applicable DSUs will occur on the applicable Redemption Date (as defined in the DSU Plan).

Each outstanding DSU held by a participant shall be redeemed by the Corporation on the participant’s Separation Date, less applicable taxes and other source deductions required to be held by the Corporation. Fractional DSUs will be cancelled.

The Corporation or its affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes required to be paid by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Common Shares or cash made under the DSU Plan including, without limitation, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the DSU Plan, until such time as the participant has paid any amount which the Corporation and its affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Common Shares, the Corporation shall have the right to require that a participant sell a given number of Common Shares to the Corporation or an affiliate of the Corporation sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with payments made in satisfaction of the participant’s vested DSUs.

The Board or the HRCC may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the DSU Plan or to DSUs under the DSU Plan:

(a)	amendments to increase the number of Common Shares which may be issued pursuant to the DSU Plan;

(b)	amendments to the amendment provisions of the DSU Plan;

(c)	amendments to cancel and reissue DSUs;

(d)	amendments that extend the term of a DSU;

(e)	amendments to the participation limits in the DSU Plan;

(f)	amendments that would permit DSUs to be transferred other than for normal estate settlement purposes; or

(g)	materially modify the requirements as to eligibility for participation in the DSU Plan.

The Board or the HRCC may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, without Shareholder approval, make all other amendments to the DSU Plan or to DSUs under the DSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the definitions;

(c)	amendments to reflect changes to applicable securities laws; and

(d)	amendments to ensure that the DSUs granted under the DSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a DSU has been granted may from time to time be a resident or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the DSU Plan or pursuant to a will or by the laws of descent and distribution, no DSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the DSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the HRCC with respect to the number of Common Shares available under the DSU Plan and the number of Common Shares subject to or underlying any DSU as the HRCC may determine. However, if there is an increase in the number of Common Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Common Shares that a participant will receive under his or her DSU grant letter award and no adjustment to the number of Common Shares available under the DSU Plan.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the DSU Plan.

The DSU Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on June 12, 2019.

Schedule “C”

AMENDED AND RESTATED BY-LAW NO. 1

See attached.

C-1

AMENDED AND RESTATED BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

ORLA MINING LTD.

CONTENTS

Part One	-	Interpretation
Part Two	-	Business of the Corporation
Part Three	-	Directors
Part Four	-	Advance Notice Provisions
Part Five	-	Meetings of Directors
~~Part Five~~	~~-~~	~~Committees~~
Part Six	-	~~Officers~~Committees
Part Seven	-	Officers
Part Eight	-	Protection of Directors, Officers and Others
~~Part Eight~~	~~-~~	~~Shares~~
Part Nine	-	Shares
Part Ten	-	Dividends and Rights
Part ~~Ten~~Eleven	-	Meetings of Shareholders
~~Part Eleven~~	~~-~~	~~Notices~~
Part Twelve	-	Notices
Part Thirteen	-	Electronic Documents
Part Fourteen	-	Effective Date and Repeal

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Orla Mining ~~Inc~~Ltd. (the ~~"~~“Corporation~~")~~”) as follows:

PART One

INTERPRETATION

1.01	Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(1)	~~"~~“Act~~"~~” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44 and the regulations made under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(2)	“appoint” includes “elect” and vice versa;

(3)	“articles” means the articles of the Corporation as from time to time amended or restated;

(4)	~~"~~“board~~"~~” means the board of directors of the Corporation;

(5)	~~"~~“by-laws~~"~~” means this by-law and any other by-law of the Corporation from time to time in force and effect;

(6)	~~"~~“meeting of shareholders~~"~~” includes an annual meeting of shareholders and a special meeting of shareholders;

(7)	~~"non-~~“business day~~"~~” means any day other than Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(8)	~~"~~“recorded address~~"~~” means in the case of a shareholder, his or her address as recorded in the securities register~~; and~~ of the Corporation; in the case of joint shareholders, the address appearing in the securities register of the Corporation in respect of such joint holding, or the first address so appearing if there ~~are~~is more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

(9)	~~"~~“signing officer~~"~~” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by ~~section~~Section 2.05 or by a resolution passed pursuant to ~~section~~Section 2.05;

(10)	~~"~~“special meeting of shareholders~~"~~” includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(11)	all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as “resident Canadian”, shall have the meanings given to such terms in the Act;

(12)	unless the context otherwise requires, references herein to a statute, including the Act, means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

~~(12)~~(13)	words importing the singular shall include the plural and vice-versa; words importing the masculine gender shall include the feminine and neuter genders; and the word “persons” shall include individuals, bodies corporate, partnerships, associations, personal representatives and any number or aggregate of persons; and

~~(13)~~(14)	the headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.02	Conflicts with Laws

In the event of any inconsistencies between the by-laws and mandatory provisions of the Act, the provisions of the Act shall prevail.

PART Two

BUSINESS OF THE CORPORATION

2.01	Registered Office

Unless changed in accordance with the Act, the registered office of the Corporation shall be in the province or territory in Canada from time to time specified in the articles and at such address within such province or territory as the ~~directors~~board may from time to time determine.

2.02	Books and Records

Any records maintained by the Corporation in the regular course of its business, including its securities register, books of account and minute books, may be maintained in a bound or loose-leaf book or may be entered or recorded by any system of mechanical or electronic data processing or any other information storage device. The Corporation shall make such records available for inspection pursuant to applicable law.

2

~~2.02~~2.03	Corporate Seal

The Corporation may, but need not, adopt a corporate seal and if one is adopted it shall be in such form as the ~~directors~~board may by resolution adopt from time to time. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the board.

~~2.03~~2.04	Financial Year

The first financial period of the Corporation and thereafter the fiscal year of the Corporation shall terminate on such date as the ~~directors~~board may by resolution determine and the board by resolution may change the financial year from time to time.

~~2.04~~2.05	Execution of Instruments

Subject to ~~section~~Section 2.07, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one officer or director. The ~~directors are~~board is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, any director or officer who may execute contracts, documents or instruments in writing, on behalf of the Corporation, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or shall be executed and delivered on behalf of the Corporation, including the use of facsimile or electronic reproductions of signatures and the use of a corporate seal or a facsimile reproduction thereto.

The signature or signatures of any officer or director of the Corporation and of any officer or officers, person or persons appointed as set out above by resolution of the ~~directors may, if specifically authorized by resolution of the directors,~~board may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced~~, as authorized by resolution of the directors,~~ shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

Subject to the Act or other applicable law: (a) any contracts, documents or instruments in writing required or permitted to be executed by one or more persons on behalf of the Corporation may be signed mechanically or by means of electronic signature or fax; (b) any contracts, documents or instruments in writing required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such contract, document or instrument in writing; and (c) wherever a notice, document or other information is required under the Act or these by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document, including by electronic means. Subject to the Act, an electronic document includes any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as set out above or by an officer or officers, person or persons appointed as set out above by resolution of the board ~~of directors~~, although a document is not invalid merely because a corporate seal is not affixed to it.

The term ~~"~~“contracts, documents or instruments in writing~~"~~” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

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~~2.05~~2.06	Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the ~~directors~~board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the ~~directors~~board may from time to time by resolution prescribe or authorize.

~~2.06~~2.07	Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed, endorsed or accepted in the name of the Corporation by such officer or officers or other person or persons, whether or not an officer or officers of the Corporation, and in such manner as the ~~directors~~board may from time to time designate by resolution.

~~2.07~~2.08	Custody of Securities

All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Corporation shall be lodged in the name of the Corporation with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the ~~directors~~board, with such other depositaries or in such other manner as may be determined from time to time by the ~~directors~~board. All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

~~2.08~~2.09	Voting Securities in Other Bodies Corporate

The ~~signing officers~~signatories of the Corporation under Section 2.05 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same. In addition, the ~~directors~~board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.10	Borrowing and Security

Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders: (a) borrow money or otherwise obtain credit upon the credit of the Corporation; (b) limit or increase the amount to be borrowed; (c) issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient; (d) give, directly or indirectly, financial assistance to any person by means of a loan, guarantee or otherwise to secure any present or future indebtedness or liability of any person, firm or corporation, in either limited or unlimited amount and either with or without security; (e) give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and (f) charge, mortgage, hypothecate, pledge, assign, transfer or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including tangible and intangible assets, book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation. Nothing in this Section 2.10 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation. For clarity, the powers conferred by this Section 2.10 shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its directors or officers independently of this Section 2.10.

The board may from time to time delegate in writing to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by Section 2.10 to such extent and in such manner as the board may determine at the time of such delegation.

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PART Three

DIRECTORS

3.01	Number of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

3.02	Qualification

Every director shall be an individual 18 or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director. Unless the articles otherwise provide, a director need not be a shareholder. Subject to the Act, at least 25% of the directors of the Corporation must be resident Canadians. If at any time the Corporation has less than four directors, at least one director must be a resident Canadian.

3.03	Term of Office

A ~~director's~~director’s term of office (subject to the provisions, if any, of the ~~Corporation's~~Corporation’s articles, and subject to his or her election for an expressly stated term) shall be from the date of the meeting at which he or she is elected or appointed until the close of the annual meeting next following, or until his or her successor is elected or appointed.

3.04	Election and Removal

Directors shall be elected by the shareholders in a meeting ~~on a show of hands unless a poll is demanded, and if a poll is demanded, such election shall be by ballot.~~of shareholders. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the ~~directors~~board or the shareholders otherwise determine. Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election. If a meeting of ~~the~~ shareholders of the Corporation fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum. Subject to subsection 2 of section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution at a special meeting, remove any director before the expiration of his or her term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his or her removal, and may, by a majority of the votes cast at the meeting, elect any person in his or her stead for the remainder of his or her term.

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3.05	Vacation of Office

The office of a director shall ipso facto be vacated if:

~~(a)~~	(a) he or she dies~~:~~

~~(b)~~	; (b) he or she is removed from office by the shareholders;

~~(c)~~	(c) he or she becomes bankrupt;

~~(d)~~	(d) he or she is found by a court in Canada or elsewhere to be of unsound mind; or

~~(e)~~           (e) his or her written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.06	Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office (even though 25% of such directors are not resident Canadians) may appoint a person to fill the vacancy for the remainder of the term. If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.07	Action by Directors

The ~~directors~~board shall manage, or supervise the management of, the business and affairs of the Corporation, and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

3.08	Canadian Directors Present at Meetings

The ~~directors~~board shall not transact business at a meeting unless at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where:

~~(a)~~	(a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

~~(b)~~           (b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.09	Duties

Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall:

~~(a)~~	(a) act honestly and in good faith with a view to the best interests of the Corporation; and

~~(b)~~           (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.10	Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in his or her election or appointment or a defect in his or her qualification.

3.11	Remuneration and Expenses

The remuneration to be paid to the directors shall be such as the ~~directors~~board shall from time to time determine. The ~~directors~~board may also by resolution award special remuneration to any director in undertaking any special services on the ~~Corporation's~~Corporation’s behalf other than the routine work ordinarily required of a director of a Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

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PART Four

ADVANCE NOTICE FOR NOMINATION OF DIRECTORS

4.01	Nomination of Directors

Subject only to the Act and this by-law, only individuals who are nominated in accordance with the procedures set out in this Part 4 4.01shall be eligible for election as directors. Nominations of individuals for election as directors may only be made at an annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders made in accordance with the provisions of the Act; or (c) without limiting (a) or (b), by any person (a “Nominating Shareholder”), who:

(i)	at the close of business on the date of giving notice provided for in this Section 4.01 and on the record date for notice of such meeting, is entered in the central securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who as of such dates beneficially owns shares that are entitled to be voted at such meeting, in each case on the election of directors; and

(ii)	has given Timely Notice (as defined below) in proper written form as set forth below in Section 4.02 and Section 4.03.

4.02	Timely Notice

In order for a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of the Corporation:

(a)	in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. Vancouver time on the 30th day before the date of the meeting of shareholders; provided, however, if the first public announcement made by the Corporation of the date of the meeting is less than 50 days before the meeting date (each such date being the “Notice Date”), notice by the Nominating Shareholder may be given not later than 5:00 p.m. Vancouver time on the 10th day following the Notice Date; and

(b)	in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than 5:00 p.m. Vancouver time on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 4.02(a) or Section 4.02(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting of shareholders, the notice must be received not later than 5:00 p.m. Vancouver time on the 40th day before the date of the applicable meeting of shareholders. Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 4.02.

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4.03	Proper Written Form of Notice

To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must comply with all the provisions of this Section 4.03 and disclose or include, as applicable:

(a)	as to each individual whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	the name, age, business and residential address of the Proposed Nominee;

(ii)	the principal occupation/business or employment of the Proposed Nominee;

(iii)	the number of securities of each class of securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law;

(b)	as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i)	their name, business and residential address;

(ii)	full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors; and

(iii)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law; and

(c)	whether, in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to serve as an independent director of the Corporation under sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (together with any successor or supplemental instrument thereto, “NI 52-110”), and whether, with respect to the Corporation, the proposed nominee has one or more of the relationships described in sections 1.4(3), 1.4(8) or 1.5 of NI 52-110.

Reference to “Nominating Shareholder” in this Section 4.03 shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

4.04	Delivery of Information

Notwithstanding any other provision of these by-laws, any notice, or other document or information required to be given to the corporate secretary pursuant to this Section may only be given by personal delivery or email (at the email address set out in the Corporation’s issuer profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com), to the corporate secretary and shall be deemed to have been given and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Corporation or email (at the address provided above, provided that receipt of confirmation of such transmission has been received) provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. Vancouver time on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

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4.05	General

No individual shall be eligible for election as a director unless nominated in accordance with these by-laws; provided, however, that nothing in this Part 4 shall be deemed to preclude discussion by a shareholder or a proxyholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Part 4, and if any proposed nomination is not in compliance with such provisions, must as soon as practicable following receipt of such nomination and prior to the meeting declare that such defective nomination shall not be considered at any meeting of shareholders.

In addition to the provisions of this Section, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, applicable securities laws and applicable stock exchange rules regarding the matters set forth in this Part 4.

4.06	Waiver

The board may, in its sole discretion, waive any requirement in this Part 4. For clarity, nothing in this Part 4 shall limit the right of the board to fill a vacancy among the directors in accordance with these by-laws.

4.07	Definitions

For the purposes of this Part 4, “public announcement” means disclosure in a news release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

~~PART Four~~PART Five

MEETINGS OF DIRECTORS

~~4.01~~5.01	Calling and Place of Meetings

Subject to the articles, meetings of the board may be held at any place within or outside Canada, provided that the board may in its sole discretion determine that a meeting shall not be held at any place, but may instead be held entirely by means of a telephonic, electronic or other communication facility pursuant to Section 5.07, if the Corporation is able to, and does, make available such a communication facility.

Meetings of the ~~directors~~board shall be held from time to time at such time and at such place as the ~~chairman~~board, the chair of the board ~~(if any),~~, the chief executive officer, the president or ~~vice-president who is a director or~~ any two directors may determine and the corporate secretary shall~~,~~ upon direction of any of the foregoing~~,~~ convene a meeting of ~~directors.~~

~~4.02~~	~~Place of Meeting~~

~~Meetings of directors and~~ the board (and subject to the Act if all of ~~any committee~~ the directors of ~~directors may~~ the Corporation consent the meeting not to be held at any place ~~in or outside Canada~~but may instead be held entirely by means of a telephonic, electronic or other communication facility pursuant to Section 5.07). Except as otherwise provided by the Act and these bylaws, the directors, either as a board or as a committee thereof, may convene, adjourn and otherwise regulate their meetings as they think fit.

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~~4.03~~5.02	Notice

Notice of the time and place for the holding of any such meeting shall be delivered personally, by mail or by facsimile, or otherwise communicated by electronic means ~~upon written consent~~or any other communications facilities in accordance with the requirements of the Act (“Electronic Communications”) to each director not less than two business days (exclusive of the day on which the notice is delivered, mailed, or sent by Electronic Communications but inclusive of the day for which notice is given) before the date of the meeting~~; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice. Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or the notice thereof may be waived by any director in writing or by Electronic Communication addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. A notice of meeting of directors or of any committee~~. A director may in any manner waive notice of or otherwise consent to a meeting of the board. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, save that no notice of a meeting shall be necessary if all the directors are present and do not object to the holding of the meeting, or if those absent have waived notice of or have otherwise signified their consent to the holding of the meeting.

~~4.04~~5.03	Quorum

Subject to ~~section~~Section 3.08, the quorum for the transaction of business at any meeting of the ~~directors~~board shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

5.04	Electronic Voting.

Subject to the Act, a director participating in a meeting by a telephonic, electronic or other communication facility may vote by any reasonable means (including verbal assent) given the nature of such communication facility.

~~4.05~~5.05	First Meeting of the New Board

For the first meeting of ~~directors~~the board to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

~~4.06~~5.06	Adjournment

Any meeting of ~~directors~~the board or of any committee of ~~directors~~the board may be adjourned from time to time by the ~~chairman~~chair of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

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~~4.07~~5.07	Electronic Participation

Subject to the Act, if all of the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the ~~directors~~board or a committee of ~~directors~~the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting. ~~A~~For clarity, a meeting of the board or a committee of the board may be held entirely by means of a telephonic, electronic or other communications facility if all directors present or participating in the meeting consent. Any consent is effective whether given before or after the meeting and may be given with respect to all meetings of the directors and committees of the directors.

~~4.08~~5.08	Regular Meetings

The ~~directors~~board may appoint a day or days in any month or months for regular meetings of the ~~directors~~board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

~~4.09~~	~~Chairman~~

5.09	Chair

The ~~chairman~~chair of any meeting of the ~~directors~~board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: ~~chairman~~chair of the board, chief executive officer, president, lead director or a vice-president. If no such officer is present, the directors present shall choose one of their number to be ~~chairman~~chair.

~~4.10~~5.10	Votes to Govern

All questions arising at any meeting of ~~directors~~the board shall be decided by a majority of votes. In case of an equality of votes, the ~~chairman~~chair of the meeting in addition to his or her original vote shall not ~~have~~be entitled to a second or casting vote.

~~4.11~~5.11	Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of ~~directors~~the board or committee of ~~directors~~the board. A copy of every such resolution shall be kept with the minutes of the proceedings of the ~~directors~~board or committee of ~~directors~~the board.

~~PART Five~~ PART Six

COMMITTEES

~~5.01~~6.01	Committees of ~~Directors~~the Board

The ~~directors~~board may appoint, dissolve or reappoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

~~5.02~~6.02	Transaction of Business

Subject to the provisions of ~~section~~Section 5.07, the powers of such committee or committees of ~~directors~~the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada, provided that the committee may in its sole discretion determine that a meeting shall not be held at any place, but may instead be held entirely by means of a telephonic, electronic or other communication facility pursuant to Section  5.07, if the Corporation is able to, and does, make available such a communication facility.

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~~5.03~~6.03	Audit Committee

The ~~directors~~board shall appoint annually from among its number an audit committee to be composed of not fewer than three directors~~. At least such number~~, none of ~~directors as may be specified by the Act, other applicable law or stock exchange requirements~~ whom shall ~~not~~ be officers or employees of the Corporation or its affiliates as may be specified by the Act and whose members must otherwise meet the requirements of applicable law and stock exchange requirement. The audit committee shall have the powers provided in the Act and in other applicable law and in, addition, such other powers and duties as the ~~directors~~board may determine.

~~5.04~~6.04	Advisory Bodies

The ~~directors~~board may from time to time appoint advisory bodies as they may deem advisable.

~~5.05~~6.05	Procedure

Unless otherwise determined by the ~~directors~~board, each committee and advisory body shall have the power to fix its quorum at not less than a majority of its members, to elect its ~~chairman~~chair and to regulate its procedure.

~~PART Six~~ PART Seven

OFFICERS

~~6.01~~7.01	Appointment of Officers

The ~~directors shall annually or as often as~~board may ~~be required~~from time to time appoint a chief executive officer, president, chief financial officer ~~and~~, a corporate secretary, and ~~if deemed advisable, may annually or as often as may be required appoint~~ one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer, a controller and such other officers as the ~~directors~~board may determine, including one or more assistants to any one of the officers so appointed. Subject to ~~sections~~Sections 7.02 and 7.03, an officer may but need not be a director, and one person may hold more than one office. ~~In case and whenever the same person holds the offices of corporate secretary and treasurer, he or she may but need not be known as the secretary-treasurer. The directors~~The board may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the ~~directors~~board.

~~6.02~~7.02	~~Chairman~~ Chair of the Board

The board may from time to time appoint a ~~chairman~~chair of the board who shall be a director. If appointed, the ~~directors~~board may assign to him or her any of the powers and duties that are by any provisions of this by-law assigned to the lead director or to the ~~president~~chief executive officer; and he or she shall, subject to the provisions of the Act, have such other powers and duties as the ~~directors~~board may specify. During the absence or disability of the ~~chairman~~chair of the board, his or her duties shall be performed and his or her powers exercised by the lead director, if any, or by the ~~president~~chief executive officer.

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~~6.03~~7.03	Lead Director

The board ~~of directors~~ may appoint from their number a lead director who, unless otherwise permitted by the Act, shall be a resident Canadian. Subject to the Act, a lead director shall possess and exercise such authority and powers and shall perform such duties as may be determined by the by-laws and the board ~~of directors.~~. A lead director shall not be an officer of the Corporation.

~~6.04~~7.04	Chief Executive Officer

The chief executive officer shall have, under the control of the board ~~of directors~~, general supervision and direction of the business and affairs of the Corporation. The chief executive officer shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board ~~of directors~~ and the ~~chairman~~chair of the board. In the absence of the ~~chairman~~chair of the board and lead director, if any, and if the chief executive officer is also a director of the Corporation, the chief executive officer shall, when present, preside at all meetings of the ~~directors~~board, any committee of the ~~directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.~~

~~6.051.01~~	~~President~~

~~Unless the board of directors determines otherwise, the president shall be the chief operating officer of the Corporation and shall have, under the control of the~~ board ~~of directors and the chief executive officer, general supervision of the business of the Corporation. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors, the chairman of the board and the chief executive officer. In the absence of the chairman of the board and the lead director, if any, and the chief executive officer, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors~~ and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the ~~directors~~board or as are incident to his or her office.

7.05	President

The board may appoint a president and, subject to the authority of the chief executive officer, shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board, the chair of the board and the chief executive officer.

~~6.06~~7.06	Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the chief executive officer, provided, however, that a vice-president who is not a director shall not preside as ~~chairman~~chair at any meeting of ~~directors~~the board or shareholders. The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his, her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him, her or them by resolution of the ~~directors~~board.

~~6.07~~7.07	Corporate Secretary

The corporate secretary shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board ~~of directors~~, the ~~chairman~~chair of the board~~,~~ and the chief executive officer ~~and the president~~.

The corporate secretary shall give or cause to be given, as and when instructed, notices to the board ~~of directors~~, the shareholders, officers, auditors and members of committees and advisory bodies of the board ~~of directors.~~. Unless otherwise determined by the board ~~of directors~~, the corporate secretary shall attend and record minutes of all meetings of the board ~~of directors~~, committees of the board ~~of directors~~, shareholders and advisory bodies. The corporate secretary shall have charge of the corporate seal or seals and of the corporate records, subject to ~~section~~Section 9.03 hereof, required by law to be kept, except accounting records.

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~~6.08~~7.08	Treasurer or Assistant Treasurer

The ~~Treasurer~~treasurer or ~~Assistant Treasurer~~assistant treasurer, if one is appointed, shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as ~~Treasurer~~treasurer or ~~Assistant Treasurer~~assistant treasurer and of the financial position of the Corporation; and he or she shall have such other powers and duties as the ~~directors~~board may specify. Unless and until the ~~directors designate~~board designates any other officer of the Corporation to be the ~~Chief Financial Officer~~chief financial officer of the Corporation, the ~~Treasurer~~treasurer or ~~Assistant Treasurer~~assistant treasurer shall be the ~~Chief Financial Officer~~chief financial officer of the Corporation.

~~6.09~~7.09	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the ~~directors~~board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

~~6.10~~7.10	Term of Office

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the ~~directors~~board at any time, with or without cause. Otherwise, each officer appointed by the ~~directors~~board shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death.

~~6.11~~7.11	Variation of Powers and Duties

The ~~directors~~board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

~~6.12~~7.12	Terms of Employment and Remuneration

The terms of employment and remuneration of all officers appointed by the board, including the ~~chairman~~chair of the board, ~~if any,~~the chief executive officer and the president, if any, shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder shall not disqualify him or her from receiving such remuneration as may be determined.

~~6.13~~7.13	Conflict of Interest

An officer shall disclose his or her interest in any material contract or proposed material contract with the Corporation in accordance with ~~section~~Section 8.04.

~~6.14~~7.14	Vacancies

If the office of ~~chairman~~chair, lead director, chief executive officer, president, vice-president, corporate secretary, controller, treasurer, or any other office created by the ~~directors~~board pursuant to ~~section~~Section 7.10 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the ~~directors~~board shall in the case of the chief executive officer, president, if any, or the corporate secretary, and may in the case of any other officer, appoint an officer to fill such vacancy.

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~~6.15~~	~~Other Officers~~

~~The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.~~

~~PART Seven~~ PART EIGHT

PROTECTION OF DIRECTORS AND OFFICERS

~~7.01~~8.01	Limitation of Liability

~~Except as otherwise provided in the Act, no director or officer for the time being~~Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing and without limiting any defences available to a director or an officer under the Act or otherwise, no director or officer of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss occasioned by any error of judgment or oversight on the part of such director or officer or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her office or in relation thereto~~, unless the same shall happen by or through his or her failure to exercise his or her powers and to discharge his or her duties honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances,~~; provided that nothing in these by-laws shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him or her from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board ~~of directors~~.

~~7.02~~8.02	Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the ~~Corporation's~~Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a)	the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. The Corporation ~~may]~~shall advance monies to a director, officer or other individual for costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law, whether by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence that a person did not meet a condition set out in clause (a) or (b) of this Section 8.02 or any corresponding condition of the Act.

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~~7.03~~8.03	Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in ~~section~~Section 8.02 against any liability incurred by him or her in his or her capacity as a director or officer, or an individual acting in a similar capacity, of the Corporation or of another body corporate at the ~~Corporation's~~Corporation’s request.

~~7.04~~8.04	Conflict of Interest

A director or officer ~~who is a party~~of the Corporation shall disclose to~~, or who is a~~ the Corporation, in the manner and to the extent provided by the Act, any interest that such director or officer ~~(or acting in a similar capacity) of or~~ has ~~a material interest~~ in a ~~party to, any~~ material contract or transaction, whether made or proposed, with the Corporation ~~shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such~~ , if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction ~~shall be referred to the directors~~ ; or ~~shareholders for approval even if such contract is one that~~ (c) has a material interest in ~~the ordinary course of the Corporation's business would not require approval by the directors or shareholders, and a director interested in a~~ a party to the contract ~~so referred to the permitted board~~ or transaction. Such a director shall not vote on any resolution to approve the same~~,~~ except as ~~permitted~~provided by the Act. A general notice to the board by a director or officer that he/she is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any contract or transaction so made or entered into. If no quorum exists for the purpose of voting on a resolution only because a director is not permitted to be present at the meeting due to a conflict of interest, the remaining directors shall be deemed to constitute a quorum for the purpose of voting on the resolution. Where all of the directors are required to make a disclosure under this Section, the contract or transaction may only be approved by the shareholders.

~~7.05~~8.05	Submission of Contracts or Transactions to Shareholders for Approval

The ~~directors~~board in ~~their~~its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of ~~the~~ shareholders or at any special meeting of ~~the~~ shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the ~~Corporation's~~Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

~~PART Eight~~ PART Nine

SHARES

~~8.01~~9.01	Issuance

Subject to the Act and the articles of the Corporation, the ~~directors~~board may from time to time issue, or grant options or rights to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the ~~directors~~board may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

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~~8.02~~9.02	Commissions

The ~~directors~~board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

~~8.03~~9.03	Transfer Agents and Registrars

The ~~directors~~board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The ~~directors~~board may at any time terminate any such appointment.

~~8.04~~9.04	Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his or her option, to a share certificate, or to a non-transferable written acknowledgement of his or her right to obtain a share certificate, stating the number and class or series of shares held by him or her as shown on the securities register. ~~Share~~ Subject to the Act, share certificates and acknowledgements of a ~~shareholder's~~shareholder’s right to a share certificate shall be in such form as the ~~directors~~board shall from time to time approve. Any share certificate shall be signed in accordance with ~~section~~Section 2.05~~;~~ and it need not be under the corporate seal. The signature of one of the signing officers may be printed or mechanically reproduced or electronically reproduced upon share certificates. Every printed or mechanically reproduced or electronically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. ~~Unless the directors~~Notwithstanding the foregoing, unless the board otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. In the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signature of any signing officer may be printed or mechanically reproduced or electronically reproduced upon share certificates and every such printed or mechanically reproduced or electronically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

~~8.05~~9.05	Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

~~8.06~~9.06	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

~~8.07~~9.07	Replacement of Share Certificates

~~The directors~~Subject to the Act and to the extent share certificates have been issued in respect of a particular class of shares, the board or any officer or agent designated by the ~~directors~~board may in their ~~or his or her~~sole discretion, direct the issue of a new share or other such certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the ~~directors~~board, or any officer or agent designated by the ~~directors~~board, may from time to time prescribe, whether generally or in any particular case.

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~~8.08~~9.08	Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

~~PART Nine~~ PART Ten

DIVIDENDS AND RIGHTS

~~9.01~~10.01	Dividends

Subject to the Act, the ~~directors~~board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

~~9.02~~10.02	Dividend Cheques

A dividend payable in money shall be paid by either electronically by direct deposit or by cheque drawn on the ~~Corporation's bankers or one of them~~Corporation’s bankers or by such other method as the board may determine, and will be paid to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque ~~as set out in this section, unless~~or the ~~same is not paid on due presentation~~sending of the payment by electronic means or other method determined by the board as provided for above, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold unless the same is not paid on due presentation.

~~9.03~~10.03	Non-Receipt of ~~Cheques~~Payment

In the event of non-receipt of any ~~dividend cheque~~payment by the person to whom it is sent as set out in ~~section~~Section 10.02, the Corporation shall issue to such person a ~~replacement cheque~~repayment for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the ~~directors~~board may from time to time prescribe, whether generally or in any particular case.

~~9.04~~10.04	Record Date for Dividends and Rights

The ~~directors~~board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than ~~7~~seven days before such record date in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the ~~directors~~board.

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~~9.05~~10.05	Unclaimed Dividends

~~Any dividend~~No dividends or other distributions shall bear interest as against the Corporation. Except as otherwise expressly provided in the articles with respect to any class or series of shares, any dividend or other distribution unclaimed for one year after having been declared payable may be invested or otherwise made use of by the board for the benefit of the Corporation. Any dividend or other distribution unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

~~PART Ten~~ PART Eleven

MEETINGS OF SHAREHOLDERS

~~10.01~~11.01	Annual Meetings

The annual meeting of shareholders shall be held on such day and at such time in each year ~~and, subject to section 10.03, at such place as the directors, the chairman of the board or the chief executive officer may from time to time determine, in any event no later than the earlier of (i) six months after the end of each financial year of the Corporation and (ii) 15 months after the Corporation’s last annual meeting of shareholders,~~ for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

An annual meeting of shareholders may also be constituted as an annual and special meeting of shareholders to consider and transact any special business, which may be considered and transacted at a special meeting of shareholders.

~~10.02~~11.02	Special Meetings

The ~~directors~~board shall have power to call a special meeting of shareholders at any time. Any special meeting of shareholders may be combined with an annual meeting.

~~10.03~~11.03	Place of Meetings

Subject to the Act, meetings of shareholders shall be held at the place within Canada that the ~~directors~~board may determine. A meeting of shareholders may be held at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. A shareholder who attends a meeting of shareholders held outside Canada is deemed to have agreed to it being held outside Canada except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. A meeting held pursuant to Section 11.04 shall be deemed to be held at the place where the registered office of the Corporation is located.

11.04	Meetings Held by Electronic Means

~~If~~Subject to the Act and such guidelines and procedures as the board may adopt, if the board or shareholders of the Corporation ~~makes available~~call a meeting of shareholders pursuant to the Act, the board may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other ~~communication~~communications facility that permits all participants ~~of a shareholders meeting~~ to communicate adequately with each other during the meeting ~~and otherwise complies with the Act, any~~ .

11.05	Participation in Meeting by Electronic Means

Any person entitled to attend ~~such~~a meeting of shareholders may participate ~~by means of~~ in the meeting, in accordance with the Act and such guidelines and procedures as the board may adopt, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility ~~in the manner prescribed by the Act, and any~~. Any such person ~~participating in~~who, through those means, votes at the meeting ~~by such means~~or establishes a communications link to the meeting is deemed ~~to~~ for the purposes of these by-laws to be present at the meeting.

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11.06	Notice of Meetings

~~10.041.01~~	~~Notice of Meetings~~

Notice of the time and place (if any) of each meeting of shareholders shall be given in the manner provided in ~~Part Eleven not less than 21 nor more than 60 days before the date of the meeting~~ and within the period prescribed under the Act to each director, to the ~~auditors~~auditor of the Corporation and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the ~~auditors'~~auditors’ report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

~~10.05~~11.07	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to ~~section~~Section 11.08, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. ~~The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is kept and at the meeting for which the list was prepared.~~

~~10.06~~11.08	Record Date for Notice

The ~~directors~~board may, within the prescribed period, fix in advance a record date~~, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days,~~ for the ~~determination~~purpose of determining the shareholders entitled to receive notice of the meeting~~, provided that~~ of shareholders and notice of ~~any such~~the record date ~~is~~shall be given ~~not less than 7 days before such record date,~~within the prescribed period in the manner provided ~~in~~by the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

~~10.071.01~~	~~Meetings Held by Electronic Means~~

~~If the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.~~

~~10.08~~11.09	Meetings without Notice

A meeting of shareholders may be held without notice at any time and place (if any) permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact.

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11.10	~~Chairman~~Advance Notice for Proposals

No business may be transacted at an annual meeting of shareholders, other than business that is: (a) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the board; (b) otherwise properly brought before the annual meeting by or at the direction of the board; or (c) otherwise properly brought before the annual meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in this Section.

For business to be properly brought before an annual meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management information circular in accordance with the requirements of these by-laws and the Act; provided that any proposal that includes nominations for the election of directors shall be submitted to the Corporation in accordance with the requirements set forth in Part 4. The Corporation shall set out the proposal in the management information circular or attach the proposal thereto, subject to the exemptions and bases for refusal set forth in the Act. At a special meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the board may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to and in compliance with Part 4.

~~10.09~~11.11	Chair, Corporate Secretary and Scrutineers

The ~~chairman~~chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: ~~chairman~~chair of the board, chief executive officer, president, lead director or a vice-president who is a ~~shareholder.~~director or any director. If no such ~~officer~~individual is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be ~~chairman~~chair. If the corporate secretary of the Corporation is absent, the ~~chairman~~chair shall appoint some person, who need not be a shareholder, to act as corporate secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the ~~chairman~~chair with the consent of the meeting.

~~10.10~~11.12	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and ~~auditors~~auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the ~~chairman~~chair of the meeting or with the consent of the meeting.

~~10.11~~11.13	Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Corporation carrying voting rights at the meeting of shareholders.

~~10.12~~11.14	Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in ~~paragraph 10.05,~~Section 11.07, a shareholder whose name appears on such list is entitled to vote the shares shown opposite his or her name at the meeting to which the list relates. At any meeting of shareholders for which the Corporation has not prepared the list referred to in ~~paragraph 10.05,~~Section 11.07, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting. The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

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~~10.13~~11.15	Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his or her representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be executed in writing ~~executed~~or by electronic signature by the shareholder or his or her attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its ~~directors~~board or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the ~~shareholder's~~shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the corporate secretary of the Corporation or the ~~chairman~~chair of the meeting. Any such proxyholder or representative need not be a shareholder.

~~10.14~~11.16	Time for Deposit of Proxies

The ~~directors~~board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the corporate secretary of the Corporation or by the ~~chairman~~chair of the meeting or any adjournment thereof prior to the time of voting.

~~10.15~~11.17	Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

~~10.16~~11.18	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hand or upon a poll, the ~~chairman~~chair of the meeting shall not be entitled to a second or casting vote.

~~10.17~~11.19	Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands~~,~~  (which may include such other indication of a vote ~~made by means of the telephonic, electronic or other communication facility, if any, made available by the Corporation for that purpose,~~in accordance with Section 11.21), unless a ballot thereon is required or demanded as provided in ~~section~~Section 11.20. Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Corporation has made available for such purpose, and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the ~~chairman~~chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this ~~section~~Section, if at any meeting the Corporation has made available to shareholders the means to vote ~~electronically~~by telephone, electronic means or other communication facility for a vote by show of hands, any such vote made ~~electronically~~ shall be included in tallying any votes by show of hands.

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~~10.18~~11.20	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the ~~chairman~~chair may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the ~~chairman shall direct.~~chair shall direct (which may include such other indication of a vote in accordance with Section 11.21). A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question. For the purpose of this Section, if at any meeting the Corporation has made available to shareholders the means to vote by telephone, elecontronic means or other communication facility for a vote by ballot, any such vote made shall be included in tallying the ballot.

11.21	Electronic Voting

Any vote referred to in Section 11.19 or Section 11.20 may be held, subject to and in accordance with the Act, partly or entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, provided that the facility enables the votes to be gathered in a manner that permits their subsequent verification. Any person entitled to vote at a meeting of shareholders where the Corporation has made available a telephonic, electronic or other communication facility for the purposes of attending and/or voting at such meeting may vote, subject to and in accordance with the Act, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

~~10.19~~11.22	Adjournment

The ~~chairman~~chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

~~10.20~~11.23	Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

~~PART Eleven~~PART TWELVE

NOTICES

~~11.01~~12.01	Method of Giving Notices

~~Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given; delivered to the recorded address of the person; mailed to the person’s recorded address by prepaid or ordinary or air mail; sent to the person’s recorded address by any means of prepaid transmitted or recorded communication; or an electronic document is provided in accordance with Part Twelve of this by-law.~~

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~~A notice delivered as set out in this section is deemed to have been given when it is delivered personally or to the recorded address; a notice mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by means of transmitted or recorded communication as set out in this section is deemed to have been dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Part Twelve shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable.~~

Whenever under the Act, the regulations, the articles or these by-laws any notice, document or other information is required to be sent to a director, officer, auditor or member of a committee of the board, such notice may be sent either: (a) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, in each case to such person’s recorded address; or (b) by means of fax, e-mail or other form of electronic transmission. Unless the Act or these by-laws provide otherwise, any notice, document or other information required or permitted by the Act, the regulations, the articles or these by-laws to be sent to a shareholder, may be sent by any one of the following methods: (w) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, in each case to such shareholder’s recorded address; (x) by means of fax, e-mail, or other form of electronic transmission; (y) by providing or posting the notice, document or other information on or making it available through a generally accessible electronic source and providing notice of the availability and location of the notice, document or other information to the shareholder via any of the methods specified in (w) and (x) above, including by mail, delivery, fax, e-mail or other form of electronic transmission; or (z) by any other method permitted by applicable law.

A notice to a director, officer, auditor, member of a committee of the board or to a shareholder shall be deemed to be received as follows: (i) if given by hand delivery, when actually received by the person; (ii) if sent through the mail, at the time it would be delivered in the ordinary course of mail; (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when delivered to such service; (iv) if sent by fax, when sent to the fax number for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation or for a shareholder when sent to a number at which the shareholder has consented (or is deemed under applicable law to have consented) to receive notice, and in any case evidence of delivery confirmation is received by sender’s fax device; (v) if by e-mail, when sent to the e-mail address for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation or for a shareholder, when sent to an e-mail address at which the shareholder has consented (or is deemed under applicable law to have consented) to receive notice; (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation or for a shareholder, when sent to the shareholder; (vii) in the case of a shareholder, if sent by posting it on or making it available through a generally accessible electronic source referred to in clause (y) above, on the day such person is sent notice of the availability and location of such notice, document or other information is deemed to have been sent to the shareholder in accordance with (i) through (vi) above; or (viii) if sent by any other method permitted by applicable law, at the time that such person is deemed to have received such notice pursuant to applicable law. If a shareholder has consented (or is deemed under applicable law to have consented) to a method for delivery of a notice, document or other information, the shareholder may revoke such shareholder’s consent to receiving any notice, document or information by fax or e-mail by giving written notice of such revocation to the Corporation.

~~11.02~~12.02	Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may ~~be written, stamped, mechanically reproduced or electronically reproduced in whole or in part.~~signed in accordance with Section 2.05.

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~~11.03~~12.03	Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper continuing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of the ~~chairman~~chair of the board, the chief executive officer, the president, a vice-president, the corporate secretary, the treasurer or the controller or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

~~11.04~~12.04	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

~~11.05~~12.05	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

~~11.06~~12.06	Undelivered Notices

If any notice given to a shareholder pursuant to ~~section~~Section 12.01 is returned on ~~three~~two consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he or she informs the Corporation in writing of his or her new address.

~~11.07~~12.07	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

~~11.08~~12.08	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

~~11.09~~12.09	Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or her or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. ~~Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner~~Except as otherwise provided in these by-laws, a waiver or abridgement (other than a waiver of notice of a meeting of shareholders or of the board or a committee of the board) shall be in writing or given by electronic signature and may be sent by electronic means in such manner or through such communication facility as the board shall have approved or in accordance with the Electronic Commerce Act, 2000, S.O. 2000, c. 17, as from time to time amended. A waiver of notice of a meeting of shareholders or of the board or of a committee of the board may be given in any manner consistent with these by-laws. Attendance of a director at a meeting of the board or of a shareholder or any person entitled to attend a meeting of shareholders is a waiver of notice of the applicable meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

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~~PART Twelve~~PART Thirteen

ELECTRONIC DOCUMENTS

~~12.01~~13.01	Creation and Provision of Information

Unless the Corporation’s articles provide otherwise, and subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Unless otherwise specified in these by-laws, a requirement under these by-laws that a notice, document or other information be provided in writing may be satisfied by providing an electronic document and a requirement under these by-laws for a signature or that a document be executed, in relation to an electronic document, may be satisfied, in each case, if the requirements in the Act in respect thereof are met. Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

~~PART Thirteen~~PART Fourteen

EFFECTIVE DATE and repeal

14.01	Repeal

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed, or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

~~13.01~~14.02	Effective Date

This by-law shall come into force upon being passed by the ~~directors~~board in accordance with the Act.

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MADE by the board of directors on the ~~_________~~12th day of ~~_______________, 2016~~May, 2022.

~~Marc Prefontaine President~~	~~Paul Robertson~~ Name: Etienne Morin Title: Chief Financial Officer

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